NO ACT

DC
PE
1-16-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021469

January 16, 2008

Received SEC

JAN 1 6 2008

Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/16/2008

Gary H. Pilnick
Senior Vice President, General Counsel,
Corporate Development and Secretary
Kellogg Company
Corporate Headquarters
One Kellogg Square
P.O. Box 3599
Battle Creek, MI 49016-3599

Re: Kellogg Company

Dear Mr. Pilnick:

This is in regard to your letter dated January 15, 2008 concerning the shareholder proposal submitted by the General Board of Pension and Health Benefits of the United Methodist Church for inclusion in Kellogg's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Kellogg therefore withdraws its December 12, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
JAN 2 5 2008
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: Vidette Bullock Mixon
Director, Corporation Relations
General Board of Pension and Health
Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Kellogg's®

Gary H. Pilnick
Senior Vice President
General Counsel,
Corporate Development
and Secretary

December 12, 2007

VIA EMAIL AND FEDERAL EXPRESS
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of the General Board of Pension and Health Benefits of the United Methodist Church*
Exchange Act of 1934--Rule 14a-8(i)(12)(ii)

Dear Ladies and Gentlemen:

This letter is to inform you that Kellogg Company ("Kellogg" or the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "2008 Proposal") received from the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Kellogg expects to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2008 Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Kellogg pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2008 Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the 2008 Proposal deals with substantially the same subject matter as shareholders' proposals that were included in Kellogg's 2006 and 2007 proxy materials (together, the "Previous Proposals").

THE 2008 PROPOSAL

The 2008 Proposal requires Kellogg's Board of Directors to "report to shareholders by December, 2008 on measures taken to ensure long-term sustainability and security of our company's product supply chain." The 2008 Proposal states that the report should include:

- "Strategies to significantly reduce waste, energy and water use throughout the supply chain;
- Resource conservation programs and pollution prevention measures for the full product life-cycle;
- Labeling products for country of origin and presence of genetically modified ingredients; and
- Safety testing and systems to ensure identity preservation and traceability 'from farm to fork.'"

A copy of the 2008 Proposal and all related correspondence from the Proponent is attached to this letter as Exhibit A.

ANALYSIS

The 2008 Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially the Same Subject Matter as the Previous Proposals

Rule 14a-8(i)(12)(ii) provides that if a proposal deals with substantially the same subject matter as other proposals that have been previously included in a company's proxy materials at least two times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to shareholders if the proposal received less than 6% of the vote at that time. This rule is intended to prohibit efforts made by shareholders to present essentially the same proposal to a company's shareholders year after year, even though the proposal has not attracted the support required by the rule. As described above, the 2008 Proposal requests Kellogg's Board of Directors to report on the Company's strategies and programs that ensure the long term sustainability and security of the Company's product supply chain. This 2008 Proposal deals with substantially the same subject matter as the Previous Proposals.

The Previous Proposals requested that Kellogg's Board of Directors report on the Company's "policies, practices, and indicators related to measuring long-term social and environmental sustainability." The supporting statements to the Previous Proposals recommend that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines (the "Guidelines") to prepare the report. The Guidelines provide guidance on report content, including performance in six categories (environmental, product responsibility, direct economic impacts, labor practices and decent working conditions, human rights, and society). A copy of the Guidelines is attached hereto as Exhibit B. A copy of the Previous Proposals as they appeared in Kellogg's 2006 and 2007 proxy statements are attached hereto as Exhibit C.

The 2008 Proposal and the Previous Proposals are substantially similar for purposes of Rule 14a-8(i)(12)(ii) because the primary subject matter of both proposals is a sustainability report. The 2008 Proposal is only a slight reformulation of the Previous Proposals. Both the 2008 Proposal and the Previous Proposals focus primarily on environmental conservation and product responsibility. For example:

- The 2008 Proposal requests that the report include the Company's "strategies to significantly reduce waste, energy and water use" and "resource conservation programs and pollution prevention measures." The Previous Proposals, in reliance on the guidance set forth in the Guidelines, request that the report include management's approach to "the following Environmental Aspects: Materials; Energy; Water...Emissions, Effluents, and Waste."

- The 2008 Proposal requests that the report include the Company's policies on "[l]abeling products for country of origin and presence of genetically modified ingredients" and "[s]afety testing and systems to ensure identity preservation and traceability." The Previous Proposals, in reliance on the guidance set forth in the Guidelines, request that the report include management's approach to "Customer Health and Safety; Product and Service Labeling."

Despite the differences in the language and presentation of the 2008 Proposal and the Previous Proposals, these proposals deal with the same substantive concerns and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12)(ii). "Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the 2008 Proposal and the Previous Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In SEC Release No. 34-20091 (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will

be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Through no-action letters, the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal. See, e.g., *Bristol-Myers Squibb Co.* (February 6, 1996) (the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform patients of identified possible effects of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform identified medical procedures).

In *Ford Motor Co.* (February 28, 2007), the Staff permitted the omission of a proposal requesting that the company institute a new policy that tied executive compensation to improvements in the fuel economy of the company's new light trucks and passenger vehicles to combat rising oil prices. Reports on the strategies implemented and the improvements in fuel economy were to be given to shareholders. In a prior proposal, shareholders requested that Ford's Board of Directors institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on the review be made available to shareholders. Despite the nuanced focus on fuel efficiency to combat rising oil prices in the later proposal, the Staff found that the proposals had substantially the same subject matter (fuel economy) and granted no-action relief for the omission of the later proposal. See also *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as they dealt with substantially the same subject matter as a prior proposal requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

The similarities between the 2008 Proposal and the Previous Proposals are like the similarities between the proposals in *Ford Motor Co.* Here, the 2008 Proposal and the Previous Proposals both primarily concern general environmental sustainability and product responsibility issues in the Company's product supply chain. The substantial subject matter overlap between the 2008 Proposal and the Previous Proposals is like the substantial overlap in subject matter of the proposals in *Ford Motor Co.* In *Ford Motor Co.*, both proposals related to tying executive compensation to increasing the fuel economy of the company's vehicles. Even though the later proposal requested additional and more specific information regarding fuel economy for the purpose of reducing dependency on foreign fuel suppliers, the Staff found the proposals' subject matter substantially similar. In *Ford Motor Co.*, like with the proposals at issue here, the later proposal added a nuance to the previous proposal, but a substantial overlap in subject matter nonetheless existed. Even though the 2008 Proposal specifically requests information on the Company's protocol for labeling international products and genetically modified ingredients as well as identity preservation of the Company's products (subjects we believe are covered in the Previous Proposals in reliance on the Guidelines), the vast majority of the requested information in the 2008 Proposal was undoubtedly requested in the Previous Proposals (such as waste reduction and environmental conservation strategies, general product labeling protocol and consumer safety precautions). As a result of the significant overlap between subject matter in the 2008 Proposal and the Previous Proposals, the 2008 Proposal should be excludable.

As reported in Kellogg's 10-Q for the quarter ended March 31, 2007, the relevant proposal presented at the Company's 2007 Annual Meeting of Shareowners received 17,402,723 votes for and 281,889,100 votes against (see Exhibit D). This translates into 5.81% of the vote in favor of the proposal. Consequently, this vote falls short of the 6% required pursuant to Rule 14a-8(i)(12)(ii) for resubmission of a substantially similar proposal within the subsequent three-year period. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12). See *Staff Legal Bulletin No. 14, Question F.4* (July 13, 2001).

CONCLUSION

Based upon the foregoing analysis, it is respectfully submitted that the 2008 Proposal may be omitted from Kellogg's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the 2008 Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

* * *

If you have any questions, require further information, or wish to discuss this matter, please call me at (269) 961-2190. My facsimile number for future correspondence is (269) 961-2517.

Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning to me in the enclosed envelope.

Sincerely,

Gary H. Pilnick
Senior Vice President, General Counsel,
Corporate Development and Secretary

Enclosures

cc: Vidette Bullock Mixon
Director, Corporate Relations Responsible Investing
The United Methodist Church
General Board of Pension and Health Benefits
1201 Davis Street
Evanston, Illinois 60201-4118

Keith S. Crow, P.C. and Robert M. Hayward
Kirkland & Ellis LLP

EXHIBIT A

2008 Proposal and Supporting Statements

See attached.

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

VIA FEDEX AND FAX: 269-565-1217

November 19, 2007

Mr. A.D. David Mackay
President and C.E.O.
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

RE: Shareholder Proposal

Dear Mr. Mackay:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 81,453 shares of Kellogg Company stock. I am filing the enclosed shareholder proposal for consideration and action at your 2008 Annual Meeting. In brief, the proposal requests Kellogg to provide a report to shareholders concerning the sustainability of our company's supply chain. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Kellogg shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership will be sent under separate cover. It is the General Board's intent to maintain ownership of Kellogg stock through the date of the 2008 Annual Meeting.

The General Board believes that in order to achieve long-term success and sustainability, and to protect consumers, producers, and other stakeholders, companies need to proactively manage their supply chains for conservation opportunities, pesticide and other chemical use and identification, and genetically engineered ingredient tracking and labeling.

The General Board welcomes the opportunity to discuss the issues raised in this proposal. If you have any questions or comments, please contact Daniel Nielsen, Manager of Socially Responsible Investing, at daniel_nielsen@gbophb.org or by phone at 847-866-4592.

Thank you in advance for your time and attention.

Sincerely,

Vidette Bullock Mixon
Director, Corporate Relations
Responsible Investing

Cc: Gary Pilnick
General Counsel
Kellogg Company

FOOD SUPPLY CHAIN
SECURITY and SUSTAINABILITY

WHEREAS:

Nearly two-thirds of corporate executives worldwide surveyed by McKinsey & Company said "their companies face a rising level of risk to their ability to supply customers with goods and services cost effectively." Yet, the survey found

> [f]ew executives are confident that their companies can manage these risks successfully and businesses are making surprisingly little use of some well-known analytical tools and simple best practices that could help.

The Mckinsey Quarterly 2007 Number 1, pages 10-12.

The global food production system faces numerous challenges:

- Severe droughts and increasing water scarcity in key agricultural regions linked to global warming;
- Rising prices for oil and petroleum-based agricultural inputs; and
- Competing use of food crops for bio-fuels.

Several dramatic events have undermined consumer confidence by highlighting weaknesses in the food safety system:

- Closure of Topps Meat Co., the largest U.S. manufacturer of frozen hamburger, following recall of 21.7 million pounds of hamburger contaminated with e-coli.
- Nationwide recall of spinach from California, which produces 74% of the U.S. spinach crop, due to e-coli contamination.
- Contamination of the long-grain rice supply in the southern United States with genetically engineered rice not approved for human consumption, leading Japan to ban imports of U.S. long-grain rice and the EU to require testing of all U.S. rice shipments.
- Sale of poisoned pet food, tainted seafood and other products from China containing toxic ingredients

According to a *Consumer Reports* survey, 92% of Americans want to know the country of origin for their food. http://greenerchoices.org/products.cfm?product=crfood&pcat=food

Pesticide residues on imported fruits and vegetables, which account for about one-third of U.S. consumption of these products, are "major and growing" contributors to dietary risk. While U.S. farmers have adopted lower-risk use patterns, growers outside the U.S. continue using older, higher-risk pesticides. *Impacts of the Food Quality Protection Act on Children's Exposures to Pesticides*, pages 10-11 (2006). http://www.organiccenter.org/reportfiles/7452_Landrigan_AAAS%20Paper.pdf

RESOLVED: Shareholders request that the Board of Directors report to shareholders by December, 2008 on measures taken to ensure the long-term sustainability and security of our company's product supply chain, including:

- Strategies to significantly reduce waste, energy and water use throughout the supply chain;
- Resource conservation programs and pollution prevention measures for the full product life-cycle;
- Labeling products for country of origin and presence of genetically modified ingredients; and
- Safety testing and systems to ensure identity preservation and traceability "from farm to fork."

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

VIA FAX: 269-565-1217

November 20, 2007

Mr. A.D. David Mackay
President and C.E.O.
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

Dear Mr. Mackay:

Yesterday, the General Board submitted a shareholder proposal to the Kellogg Company for inclusion in the proxy statement for the company's 2008 annual meeting.

With regard to that proposal, please find attached an ownership confirmation letter from the General Board's custodial bank affirming that the General Board has continuously held at least $2,000 worth of Kellogg company stock for at least one year prior to filing the proposal.

If you have any questions or comments, please contact Daniel Nielsen, Manager of Socially Responsible Investing, at daniel_nielsen@gbophb.org or by phone at 847-866-4592.

Sincerely,

Vidette Bullock Mixon
Director, Corporate Relations

Cc: Gary Pilnick
General Counsel
Kellogg Company

BNY MELLON|ASSET SERVICING

One Mellon Center Pittsburgh, Pa 15258

BNY MELLON
ASSET SERVICING

November 20, 2007

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Kellogg Co. stock, since October 31, 2006 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz

Joshua Frantz
Service Delivery Officer
BNY Mellon

EXHIBIT B

The Global Reporting Initiative's Sustainability Reporting Guidelines

See attached.

RG

Sustainability Reporting Guidelines

Version 3.0

Table of Contents

Preface

Sustainable Development and the Transparency Imperative

Introduction

Overview of Sustainability Reporting

Part 1

Defining Report Content, Quality, and Boundary

Part 2

Standard Disclosures

General Reporting Notes

Preface

Sustainable Development and the Transparency Imperative

The goal of sustainable development is to "meet the needs of the present without compromising the ability of future generations to meet their own needs."[1] As key forces in society, organizations of all kinds have an important role to play in achieving this goal.

Yet in this era of unprecedented economic growth, achieving this goal can seem more of an aspiration than a reality. As economies globalize, new opportunities to generate prosperity and quality of life are arising though trade, knowledge-sharing, and access to technology. However, these opportunities are not always available for an ever-increasing human population, and are accompanied by new risks to the stability of the environment. Statistics demonstrating positive improvements in the lives of many people around the world are counter-balanced by alarming information about the state of the environment and the continuing burden of poverty and hunger on millions of people. This contrast creates one of the most pressing dilemmas for the 21st century.

One of the key challenges of sustainable development is that it demands new and innovative choices and ways of thinking. While developments in knowledge and technology are contributing to economic development, they also have the potential to help resolve the risks and threats to the sustainability of our social relations, environment, and economies. New knowledge and innovations in technology, management, and public policy are challenging organizations to make new choices in the way their operations, products, services, and activities impact the earth, people, and economies.

The urgency and magnitude of the risks and threats to our collective sustainability, alongside increasing choice and opportunities, will make transparency about economic, environmental, and social impacts a fundamental component in effective stakeholder relations, investment decisions, and other market relations. To support this expectation, and to communicate clearly and openly about sustainability, a globally shared framework of concepts, consistent language, and metrics is required. It is the Global Reporting Initiative's (GRI) mission to fulfil this need by providing a trusted and credible framework for sustainability reporting that can be used by organizations of any size, sector, or location.

Transparency about the sustainability of organizational activities is of interest to a diverse range of stakeholders, including business, labor, non-governmental organizations, investors, accountancy, and others. This is why GRI has relied on the collaboration of a large network of experts from all of these stakeholder groups in consensus-seeking consultations. These consultations, together with practical experience, have continuously improved the Reporting Framework since GRI's founding in 1997. This multi-stakeholder approach to learning has given the Reporting Framework the widespread credibility it enjoys with a range of stakeholder groups.

[1] World Commission on Environment and Development. Our Common Future. Oxford: Oxford University Press, 1987, p.43.

Overview of Sustainability Reporting

The Purpose of a Sustainability Report

Sustainability reporting is the practice of measuring, disclosing, and being accountable to internal and external stakeholders for organizational performance towards the goal of sustainable development. 'Sustainability reporting' is a broad term considered synonymous with others used to describe reporting on economic, environmental, and social impacts (e.g., triple bottom line, corporate responsibility reporting, etc.).

A sustainability report should provide a balanced and reasonable representation of the sustainability performance of a reporting organization – including both positive and negative contributions.

Sustainability reports based on the GRI Reporting Framework disclose outcomes and results that occurred within the reporting period in the context of the organization's commitments, strategy, and management approach. Reports can be used for the following purposes, among others:

- **Benchmarking** and assessing sustainability performance with respect to laws, norms, codes, performance standards, and voluntary initiatives;
- **Demonstrating** how the organization influences and is influenced by expectations about sustainable development; and
- **Comparing** performance within an organization and between different organizations over time.

Orientation to the GRI Reporting Framework

All GRI Reporting Framework documents are developed using a process that seeks consensus through dialogue between stakeholders from business, the investor community, labor, civil society, accounting, academia, and others. All Reporting Framework documents are subject to testing and continuous improvement.

The GRI Reporting Framework is intended to serve as a generally accepted framework for reporting on an organization's economic, environmental, and social performance. It is designed for use by organizations of any size, sector, or location. It takes into account the practical considerations faced by a diverse range of organizations – from small enterprises to those with extensive and geographically dispersed operations. The GRI Reporting Framework contains general and sector-specific content that has been agreed by a wide range of stakeholders around the world to be generally applicable for reporting an organization's sustainability performance.

The Sustainability Reporting Guidelines (the Guidelines) consist of Principles for defining report content and ensuring the quality of reported information. It also includes Standard Disclosures made up of Performance Indicators and other disclosure items, as well as guidance on specific technical topics in reporting.


How to Report
Principles and Guidance
Reporting Framework
Protocols
Standard Disclosures
Sector Supplements
What to Report

Figure 1: The GRI Reporting Framework

Indicator Protocols exist for each of the Performance Indicators contained in the Guidelines. These Protocols provide definitions, compilation guidance, and other information to assist report preparers and to ensure consistency in the interpretation of the Performance Indicators. Users of the Guidelines should also use the Indicator Protocols.

Sector Supplements complement the Guidelines with interpretations and guidance on how to apply the Guidelines in a given sector, and include sector-specific Performance Indicators. Applicable Sector Supplements should be used in addition to the Guidelines rather than in place of the Guidelines.

Technical Protocols are created to provide guidance on issues in reporting, such as setting the report boundary. They are designed to be used in conjunction with the Guidelines and Sector Supplements and cover issues that face most organizations during the reporting process.

Orientation to the GRI Guidelines

The Sustainability Reporting Guidelines consist of Reporting Principles, Reporting Guidance, and Standard Disclosures (including Performance Indicators). These elements are considered to be of equal in weight and importance.

Part 1 – Reporting Principles and Guidance

Three main elements of the reporting process are described in Part 1. To help determine what to report on, this section covers the Reporting Principles of materiality, stakeholder inclusiveness, sustainability context, and completeness, along with a brief set of tests for each Principle. Application of these Principles with the Standard Disclosures determines the topics and indicators to be reported. This is followed by Principles of balance, comparability, accuracy, timeliness, reliability, and clarity, along with tests that can be used to help achieve the appropriate quality of the reported information. This section concludes with guidance for reporting organizations on how to define the range of entities represented by the report (also called the 'Report Boundary').


Options for Reporting
Principles and Guidance
INPUT
INPUT
INPUT
INPUT
Standard Disclosures
OUTPUT
OUTPUT
OUTPUT
Focused Sustainability Report

Figure 2: Overview of the GRI Guidelines

Part 2 – Standard Disclosures

Part 2 contains the Standard Disclosures that should be included in sustainability reports. The Guidelines identify information that is relevant and material to most organizations and of interest to most stakeholders for reporting the three types of Standard Disclosures:

- **Strategy and Profile:** Disclosures that set the overall context for understanding organizational performance such as its strategy, profile, and governance.
- **Management Approach:** Disclosures that cover how an organization addresses a given set of topics in order to provide context for understanding performance in a specific area.
- **Performance Indicators:** Indicators that elicit comparable information on the economic, environmental, and social performance of the organization.

Applying the Guidelines

Getting Started

All organizations (private, public, or non-profit) are encouraged to report against the Guidelines whether they are beginners or experienced reporters, and regardless of their size, sector, or location. Reporting can take various forms, including web or print, stand alone or combined with annual or financial reports.

The first step is to determine report content. Guidance for this is provided in Part 1. Some organizations may choose to introduce reporting against the full GRI Reporting Framework from the outset, while others may want to start with the most feasible and practical topics first and phase in reporting on other topics over time. All reporting organizations should describe the scope of their reporting and are encouraged to indicate their plans for expanding their reporting over time.

GRI Application Levels

Upon finalization of their report, preparers should declare the level to which they have applied the GRI Reporting Framework via the "GRI Application Levels" system. This system aims to provide:

- **Report readers** with clarity about the extent to which the GRI Guidelines and other Reporting Framework elements have been applied in the preparation of a report.
- **Report preparers** with a vision or path for incrementally expanding application of the GRI Reporting Framework over time.

Declaring an Application Level results in a clear communication about which elements of the GRI Reporting Framework have been applied in the preparation of a report. To meet the needs of new beginners, advanced reporters, and those somewhere in between, there are three levels in the system. They are titled C, B, and A. The reporting criteria found in each level reflects an increasing application or coverage of the GRI Reporting Framework. An organization can self-declare a "plus" (+) at each level (ex., C+, B+, A+) if they have utilized external assurance.[2]

An organization self-declares a reporting level based on its own assessment of its report content against the criteria in the GRI Application Levels.

[2] See the assurance section under General Reporting Notes for more information on options for assurance.

In addition to the self declaration, reporting organizations can choose one or both of the following options:

- Have an assurance provider offer an opinion on the self-declaration.
- Request that the GRI check the self-declaration.

For more information on Application Levels, and the complete criteria, see the GRI Applications Level information pack available as an insert to this document, or found online at www.globalreporting.org.

Request for notification of use

Organizations that have used the Guidelines and/or other elements of the GRI Reporting Framework as the basis for their report are requested to notify the Global Reporting Initiative upon its release. While notifying GRI, organizations can choose any or all of the following options:

- Simply notify the GRI of the report and provide hard and/or soft copy
- Register their report in GRI's online database of reports
- Request GRI check their self-declared Application Level.

Maximizing Report Value

Sustainability reporting is a living process and tool, and does not begin or end with a printed or online publication. Reporting should fit into a broader process for setting organizational strategy, implementing action plans, and assessing outcomes. Reporting enables a robust assessment of the organization's performance, and can support continuous improvement in performance over time. It also serves as a tool for engaging with stakeholders and securing useful input to organizational processes.

Part 1: Defining Report Content, Quality, and Boundary

This section provides Reporting Principles and Reporting Guidance regarding defining report content, ensuring the quality of reported information, and setting the Report Boundary.

Reporting Guidance describes actions that can be taken, or options that the reporting organization can consider when making decisions on what to report on, and generally helps interpret or govern the use of the GRI Reporting Framework. Guidance is provided for defining report content and setting report Boundary.

Reporting Principles describe the outcomes a report should achieve and guide decisions throughout the reporting process, such as selecting which topics and Indicators to report on and how to report on them. Each of the Principles consists of a definition, an explanation, and a set of tests for the reporting organization to assess its use of the Principles. The tests are intended to serve as tools for self-diagnosis, but not as specific disclosures to report against. Tests can, however, serve as a reference for explaining decisions about the application of the Principles

Together, the Principles are intended to help achieve transparency – a value and a goal that underlies all aspects of sustainability reporting. Transparency can be defined as the complete disclosure of information on the topics and Indicators required to reflect impacts and enable stakeholders to make decisions, and the processes, procedures, and assumptions used to prepare those disclosures. The Principles themselves are organized into two groups:

- Principles for determining the topics and Indicators on which the organization should report; and
- Principles for ensuring the quality and appropriate presentation of reported information.

The Principles have been grouped in this way to help clarify their role and function, but this does not impose a rigid restriction on their use. Each Principle can support a range of decisions, and may prove useful in considering questions beyond just defining report content or ensuring the quality of reported information.

1.1 Defining Report Content

In order to ensure a balanced and reasonable presentation of the organization's performance, a determination must be made about what content the report should cover. This determination should be made by considering both the organization's purpose and experience, and the reasonable expectations and interests of the organization's stakeholders. Both are important reference points when deciding what to include in the report.

Reporting Guidance for Defining Content

The following approach governs the use of the GRI Reporting Framework in preparing sustainability reports.

- Identify the topics and related Indicators that are relevant, and therefore might be appropriate to report, by undergoing an iterative process using the Principles of materiality, stakeholder inclusiveness, sustainability context, and guidance on setting the Report Boundary.
- When identifying topics, consider the relevance of all Indicator Aspects identified in the GRI Guidelines and applicable Sector Supplements. Also consider other topics, if any, that are relevant to report.
- From the set of relevant topics and Indicators identified, use the tests listed for each Principle to assess which topics and Indicators are material, and therefore should be reported[3].
- Use the Principles to prioritize selected topics and decide which will be emphasized.
- The specific methods or processes used for assessing materiality should:
  - Differ for, and can be defined by, each organization;
  - Always take into account the guidance and tests found in the GRI Reporting Principles; and
  - Be disclosed.

In applying this approach:

- Differentiate between Core and Additional Indicators. All Indicators have been developed through GRI's multi-stakeholder processes, and those designated as Core are generally applicable Indicators and are assumed to be material for most organizations. An organization should report on these unless they are deemed not material on the basis of the Reporting Principles. Additional Indicators may also be determined to be material.
- The Indicators in final versions of Sector Supplements are considered to be Core Indicators, and should be applied using the same approach as the Core Indicators found in the Guidelines.
- All other information (e.g., company specific Indicators) included in the report should be subject to the same Reporting Principles and have the same technical rigor as GRI Standard Disclosures.
- Confirm that the information to be reported and the Report Boundary are appropriate by applying the Principle of completeness.

Options for Reporting


Principles and Guidance
INPUT

Figure 3: Principles for defining report Content

[3] GRI Organizational Profile Disclosures (1-4) apply to all reporting organizations.

Reporting Principles for Defining Content

Each of the Reporting Principles consists of a definition, an explanation, and a set of tests to guide the use of the Principles. The tests are intended to serve as tools for self-diagnosis, but not as specific Disclosure items to report against. The Principles should be used together with the guidance on defining content.

MATERIALITY

Definition: The information in a report should cover topics and Indicators that reflect the organization's significant economic, environmental, and social impacts, or that would substantively influence the assessments and decisions of stakeholders.

Explanation: Organizations are faced with a wide range of topics on which it could report. Relevant topics and Indicators are those that may reasonably be considered important for reflecting the organization's economic, environmental, and social impacts, or influencing the decisions of stakeholders, and, therefore, potentially merit inclusion in the report. Materiality is the threshold at which an issue or Indicator becomes sufficiently important that it should be reported. Beyond this threshold, not all material topics will be of equal importance and the emphasis within a report should reflect the relative priority of these material topics and Indicators.

In financial reporting, materiality is commonly thought of as a threshold for influencing the economic decisions of those using an organization's financial statements, investors in particular. The concept of a threshold is also important in sustainability reporting, but it is concerned with a wider range of impacts and stakeholders. Materiality for sustainability reporting is not limited only to those sustainability topics that have a significant financial impact on the organization. Determining materiality for a sustainability report also includes considering economic, environmental, and social impacts that cross a threshold in affecting the ability to meet the needs of the present without compromising the needs of future generations.[4] These material issues will often have a significant financial impact in the near-term or long-term on an organization. They will therefore also be relevant for stakeholders who focus strictly on the financial condition of an organization.

A combination of internal and external factors should be used to determine whether information is material, including factors such as the organization's overall mission and competitive strategy, concerns expressed directly by stakeholders, broader social expectations, and the organization's influence on upstream (e.g., supply chain) and downstream (e.g., customers) entities. Assessments of materiality should also take into account the basic expectations expressed in the international standards and agreements with which the organization is expected to comply.

These internal and external factors should be considered when evaluating the importance of information for reflecting significant economic, environmental, and social impacts, or stakeholder decision making.[5] A range of established methodologies can be used to assess the significance of impacts. In general, 'significant impacts' refer to those that are a subject of established concern for expert communities, or that have been identified using established tools such as impact assessment methodologies or life cycle assessments. Impacts that are considered important enough to require active management or engagement by the organization can likely be considered to be significant.

The report should emphasize information on performance regarding the most material topics. Other relevant topics can be included, but should be given less prominence in the report. The process by which the relative priority of topics was determined should be explained.

In addition to guiding the selection of topics to report, the Materiality Principle also applies to the use of Performance Indicators. When disclosing performance data, there are


Influence on Stakeholder Assessments and Decisions
Material Issues
Relative Reporting Priority
Low
High
Significance of Economic, Environmental, and Social Impacts

Figure 4: Defining Materiality

[4] World Commission on Environment and Development. Our Common Future. Oxford: Oxford University Press, 1987, p. 43.
[5] See the principle of stakeholder inclusion for a discussion of stakeholders.

varying degrees of comprehensiveness and detail that could be provided in a report. In some cases, GRI guidance exists on the level of detail generally considered appropriate for a specific Indicator. Overall, decisions on how to report data should be guided by the importance of the information for assessing the performance of the organization, and facilitating appropriate comparisons.

Reporting on material topics may involve disclosing information used by external stakeholders that differs from the information used internally for day-to-day management purposes. However, such information does indeed belong in a report, where it can inform assessments or decision-making by stakeholders, or support engagement with stakeholders that can result in actions that would significantly influence performance or address key topics of stakeholder concern.

Tests

External Factors

In defining material topics, take into account external factors, including:

- ☑ Main sustainability interests/topics and Indicators raised by stakeholders.
- ☑ The main topics and future challenges for the sector reported by peers and competitors.
- ☑ Relevant laws, regulations, international agreements, or voluntary agreements with strategic significance to the organization and its stakeholders.
- ☑ Reasonably estimable sustainability impacts, risks, or opportunities (e.g., global warming, HIV-AIDS, poverty) identified through sound investigation by people with recognized expertise, or by expert bodies with recognized credentials in the field.

Internal Factors

In defining material topics, take into account internal factors, including:

- ☑ Key organizational values, policies, strategies, operational management systems, goals, and targets.
- ☑ The interests/expectations of stakeholders specifically invested in the success of the organization (e.g., employees, shareholders, and suppliers).
- ☑ Significant risks to the organization.
- ☑ Critical factors for enabling organizational success.
- ☑ The core competencies of the organization and the manner in which they can or could contribute to sustainable development.

Prioritizing

- ☑ The report prioritizes material topics and Indicators.

STAKEHOLDER INCLUSIVENESS

Definition: The reporting organization should identify its stakeholders and explain in the report how it has responded to their reasonable expectations and interests.

Explanation: Stakeholders are defined as entities or individuals that can reasonably be expected to be significantly affected by the organization's activities, products, and/or services; and whose actions can reasonably be expected to affect the ability of the organization to successfully implement its strategies and achieve its objectives. This includes entities or individuals whose rights under law or international conventions provide them with legitimate claims vis-à-vis the organization.

Stakeholders can include those who are invested in the organization (e.g., employees, shareholders, suppliers) as well as those who are external to the organization (e.g., communities).

The reasonable expectations and interests of stakeholders are a key reference point for many decisions in the preparation of a report, such as the scope, boundary, application of Indicators, and assurance approach. However, not all of an organization's stakeholders will use the report. This presents challenges in balancing the specific interests/expectations of stakeholders who can reasonably be expected to use the report with broader expectations of accountability to all stakeholders.

For some decisions, such as the report scope or boundary of a report, the reasonable expectations and interests of a wide range of stakeholder will need to be considered. There may be, for example, stakeholders who are unable to articulate their views on a report and whose concerns are presented by proxies. There may also be stakeholders who choose not to express views on reports because they rely on different means of communication and engagement. The reasonable expectations and interests of these stakeholders should still be acknowledged in decisions about the content of the report. However, other decisions, such as the level of detail required to be useful to stakeholders, or expectations of different stakeholders about what is required to achieve clarity, may require greater emphasis on those who can reasonably be expected to use the report. It is important to document the processes and approach taken in making these decisions.

Stakeholder engagement processes can serve as tools for understanding the reasonable expectations and interests of stakeholders. Organizations typically initiate different types of stakeholder engagement as part of their regular activities, which can provide useful inputs for decisions on reporting. These may include, for example, stakeholder engagement for the purpose of compliance with internationally-agreed standards, or informing ongoing organizational/ business processes. In addition, stakeholder engagement may also be implemented specifically to inform the report preparation process. Organizations can also use other means such as the media, the scientific community, or collaborative activities with peers and stakeholders. These means can help the organization better understand stakeholders' reasonable expectations and interests.

For a report to be assurable, the process of stakeholder engagement should be documented. When stakeholder engagement processes are used for reporting purposes, they should be based on systematic or generally-accepted approaches, methodologies, or principles. The overall approach should be sufficiently effective to ensure that stakeholders' information needs are properly understood. The reporting organization should document its approach for defining which stakeholders it engaged with, how and when it engaged with them, and how engagement has influenced the report content and the organization's sustainability activities. These processes should be capable of identifying direct input from stakeholders as well as legitimately established societal expectations. An organization may encounter conflicting views or differing expectations among its stakeholders, and will need to be able to explain how it balanced these in reaching its reporting decisions.

Failure to identify and engage with stakeholders is likely to result in reports that are not suitable, and therefore not fully credible, to all stakeholders. In contrast, systematic stakeholder engagement enhances stakeholder receptivity and the usefulness of the report. Executed properly, it is likely to result in ongoing learning within the organization and by external parties, as well as increase accountability to a range of stakeholders. Accountability strengthens trust between the reporting organization and its stakeholders. Trust, in turn, fortifies report credibility.

Tests:

☑ The organization can describe the stakeholders to whom it considers itself accountable.

☑ The report content draws upon the outcomes of stakeholder engagement processes used by the organization in its ongoing activities, and as required by the legal and institutional framework in which it operates.

☑ The report content draws upon the outcomes of any stakeholder engagement processes undertaken specifically for the report.

☑ The stakeholder engagement processes that inform decisions about the report are consistent with the scope and boundary of the report.

SUSTAINABILITY CONTEXT

Definition: The report should present the organization's performance in the wider context of sustainability.

Explanation: Information on performance should be placed in context. The underlying question of sustainability reporting is how an organization contributes, or aims to contribute in the future, to the improvement or deterioration of economic, environmental, and social conditions, developments, and trends at the local, regional, or global level. Reporting only on trends in individual performance (or the efficiency of the organization) will fail to respond to this underlying question. Reports should therefore seek to present performance in relation to broader concepts of sustainability. This will involve discussing the performance of the organization in the context of the limits and demands placed on environmental or social resources at the sectoral, local, regional, or global level. For example, this could mean that in addition to reporting on trends in eco-efficiency, an organization might also present its absolute pollution loading in relation to the capacity of the regional ecosystem to absorb the pollutant.

This concept is often most clearly articulated in the environmental arena in terms of global limits on resource use and pollution levels. However, it can also be relevant with respect to social and economic objectives such as national or international socio-economic and sustainable development goals. For example, an organization could report on employee wages and social benefit levels in relation to nation-wide minimum and median income levels and the capacity of social safety nets to absorb those in poverty or those living close to the poverty line. Organizations operating in a diverse range of locations, sizes, and sectors will need to consider how to best frame their overall organizational performance in the broader context of sustainability. This may require distinguishing between topics or factors that drive global impacts (such as climate change) and those that have more regional or local impacts (such as community development). Similarly, distinctions might need to be made between trends or patterns of impacts across the range of operations versus contextualizing performance location by location.

The organization's own sustainability and business strategy provides the context in which to discuss performance. The relationship between sustainability and organizational strategy should be made clear, as should the context within which performance is reported.

Tests:

- ☑ The organization presents its understanding of sustainable development and draws on objective and available information as well as measures of sustainable development for the topics covered in the report.
- ☑ The organization presents its performance with reference to broader sustainable development conditions and goals, as reflected in recognized sectoral, local, regional, and/or global publications.
- ☑ The organization presents its performance in a manner that attempts to communicate the magnitude of its impact and contribution in appropriate geographical contexts.
- ☑ The report describes how sustainability topics relate to long-term organizational strategy, risks, and opportunities, including supply-chain topics.

COMPLETENESS

Definition: Coverage of the material topics and Indicators and definition of the report boundary should be sufficient to reflect significant economic, environmental, and social impacts and enable stakeholders to assess the reporting organization's performance in the reporting period.

Explanation: Completeness primarily encompasses the dimensions of scope, boundary, and time. The concept of completeness can also be used to refer to practices in information collection (for example, ensuring that compiled data includes results from all sites within the Report Boundary) and whether the presentation of information is reasonable and appropriate. These topics are related to report quality, and are addressed in greater detail under the Principles of accuracy and balance later in Part 1.

Scope refers to the range of sustainability topics covered in a report. The sum of the topics and Indicators reported should be sufficient to reflect significant economic, environmental, and social impacts. It should also enable stakeholders to assess the organization's performance. In determining whether the information in the report is sufficient, the organization should consider both the results of stakeholder engagement processes and broad-based societal expectations that may not have surfaced directly through stakeholder engagement processes.

'Boundary' refers to the range of entities (e.g., subsidiaries, joint ventures, sub-contractors, etc.) whose performance is represented by the report. In setting the boundary for its report, an organization must consider the range of entities over which it exercises control (often referred to as the 'organizational boundary', and usually linked to definitions used in financial reporting) and over which it exercises influence (often called the 'operational boundary'). In assessing influence, the organization will need to consider its ability to influence entities upstream (e.g., in its supply chain) as well as entities downstream (e.g., distributors and users of its products and services). The boundary may vary based on the specific Aspect or type of information being reported.

'Time' refers to the need for the selected information to be complete for the time period specified by the report. As far as practicable, activities, events, and impacts should be presented for the reporting period in which they occur. This includes reporting on activities that produce minimal short-term impact, but which have a significant and reasonably foreseeable cumulative effect that may become unavoidable or irreversible in the longer term (e.g., bio-accumulative or persistent pollutants). In making estimates of future impacts (both positive and negative), the reported information should be based on well-reasoned estimates that reflect the likely size, nature, and scope of impacts. Although such estimates are by nature subject to uncertainty, they can provide useful information for decision-making as long as the basis for estimates is clearly disclosed and the limitations of the estimates are clearly acknowledged. Disclosing the nature and likelihood of such impacts, even if they may only materialize in the future, is consistent with the goal of providing a balanced and reasonable representation of the organization's economic, environmental, and social performance.

Tests:

☑ The report was developed taking into account the entire chain of entities upstream and downstream, and covers and prioritizes all information that should reasonably be considered material on the basis of the principles of materiality, sustainability context, and stakeholder inclusiveness.

☑ The report includes all entities that meet the criteria of being subject to control or significant influence of the reporting organization unless otherwise declared.

☑ The information in the report includes all significant actions or events in the reporting period, and reasonable estimates of significant future impacts of past events when those impacts are reasonably foreseeable and may become unavoidable or irreversible.

☑ The report does not omit relevant information that would influence or inform stakeholder assessments or decisions, or that would reflect significant economic, environmental, and social impacts.

1.2 Reporting Principles for Defining Quality

This section contains Principles that guide choices on ensuring the quality of reported information, including its proper presentation. Decisions related to the process of preparing information in a report should be consistent with these Principles. All of these Principles are fundamental for effective transparency. The quality of information enables stakeholders to make sound and reasonable assessments of performance, and take appropriate action.

Reporting Principles for Defining Quality

BALANCE

Definition: The report should reflect positive and negative aspects of the organization's performance to enable a reasoned assessment of overall performance.

Explanation: The overall presentation of the report's content should provide an unbiased picture of the reporting organization's performance. The report should avoid selections, omissions, or presentation formats that are reasonably likely to unduly or inappropriately influence a decision or judgment by the report reader. The report should include both favorable and unfavorable results, as well as topics that can influence the decisions of stakeholders in proportion to their materiality. Reports should clearly distinguish between factual presentation and the reporting organization's interpretation of information.

Tests:

☑ The report discloses both favorable and unfavorable results and topics.

☑ The information in the report is presented in a format that allows users to see positive and negative trends in performance on a year-to-year basis.

☑ The emphasis on the various topics in the report is proportionate to their relative materiality.

COMPARABILITY

Definition: Issues and information should be selected, compiled, and reported consistently. Reported information should be presented in a manner that enables stakeholders to analyze changes in the organization's performance over time, and could support analysis relative to other organizations.

Explanation: Comparability is necessary for evaluating performance. Stakeholders using the report should be able to compare information reported on economic, environmental, and social performance against the organization's past performance, its objectives, and, to the degree possible, against the performance of other organizations. Consistency in reporting allows internal and external parties to benchmark performance and assess progress as part of rating activities, investment decisions, advocacy programs, and other activities. Comparisons between organizations require sensitivity to factors such as differences in organizational size, geographic influences, and other considerations that may affect the relative performance of an organization. Where necessary, report preparers should consider providing context that will help report users understand the factors that may contribute to differences in performance between organizations.

Maintaining consistency with the methods used to calculate data, with the layout of the report, and with explaining the methods and assumptions used to prepare information, all facilitates comparability over time. As the relative importance of topics to a given organization and its stakeholders change over time, the content of reports will also evolve. However, within the confines of the Principle of Materiality, organizations should aim for consistency in their reports over time. An organization should include total numbers (i.e., absolute data such as tons of waste) as well as ratios (i.e., normalized data such as waste per unit of production) to enable analytical comparisons.

When changes occur with the boundary, scope, length of the reporting period, or content (including the design, definitions, and use of any Indicators in the report), reporting organizations should, whenever practicable, restate current disclosures alongside historical data (or vice versa). This ensures that information and comparisons are both reliable and meaningful over time. Where such restatements are not provided, the report should explain the reasons and implications for interpreting current disclosures.

Tests:

- ☑ The report and the information contained within it can be compared on a year-to-year basis.
- ☑ The organization's performance can be compared with appropriate benchmarks.
- ☑ Any significant variation between reporting periods in the boundary, scope, length of reporting period, or information covered in the report can be identified and explained.


Options for Reporting
Principles and Guidance
Principles for Ensuring Report Quality
INPUT

Figure 5: Principles for Ensuring Report Quality

- ☑ Where they are available, the report utilizes generally accepted protocols for compiling, measuring, and presenting information, including the GRI Technical Protocols for Indicators contained in the Guidelines.
- ☑ The report uses GRI Sector Supplements, where available.

ACCURACY

Definition: The reported information should be sufficiently accurate and detailed for stakeholders to assess the reporting organization's performance.

Explanation: Responses to economic, environmental, and social topics and Indicators can be expressed in many different ways, ranging from qualitative responses to detailed quantitative measurements. The characteristics that determine accuracy vary according to the nature of the information and the user of the information. For example, the accuracy of qualitative information is largely determined by the degree of clarity, detail, and balance in presentation within the appropriate Report Boundary. The accuracy of quantitative information, on the other hand, may depend on the specific methods used to gather, compile, and analyze data. The specific threshold of accuracy that is necessary will depend partly on the intended use of the information. Certain decisions will require higher levels of accuracy in reported information than others.

Tests:

- ☑ The report indicates the data that has been measured.
- ☑ The data measurement techniques and bases for calculations are adequately described, and can be replicated with similar results.
- ☑ The margin of error for quantitative data is not sufficient to substantially influence the ability of stakeholders to reach appropriate and informed conclusions on performance.
- ☑ The report indicates which data has been estimated and the underlying assumptions and techniques used to produce the estimates, or where that information can be found.
- ☑ The qualitative statements in the report are valid on the basis of other reported information and other available evidence.

TIMELINESS

Definition: Reporting occurs on a regular schedule and information is available in time for stakeholders to make informed decisions.

Explanation: The usefulness of information is closely tied to whether the timing of its disclosure to stakeholders enables them to effectively integrate it into their decision-making. The timing of release refers both to the regularity of reporting as well as its proximity to the actual events described in the report.

Although a constant flow of information is desirable for meeting certain purposes, reporting organizations should commit to regularly providing a consolidated disclosure of their economic, environmental, and social performance at a single point in time. Consistency in the frequency of reporting and the length of reporting periods is also necessary to ensure comparability of information over time and accessibility of the report to stakeholders. It can be of value for stakeholders if the schedules for sustainability reporting and financial reporting are aligned. The organization should balance the need to provide information in a timely manner with the importance of ensuring that the information is reliable.

Tests:

- ☑ Information in the report has been disclosed while it is recent relative to the reporting period.
- ☑ The collection and publication of key performance information is aligned with the sustainability reporting schedule.
- ☑ The information in the report (including web-based reports) clearly indicates the time period to which it relates, when it will be updated, and when the last updates were made.

CLARITY

Definition: Information should be made available in a manner that is understandable and accessible to stakeholders using the report.

Explanation: The report should present information in a way that is understandable, accessible, and usable by the organization's range of stakeholders (whether in print form or through other channels). A stakeholder should be able to find desired information without unreasonable effort. Information should be presented in a manner that is comprehensible to stakeholders who have a reasonable understanding of the organization and its activities. Graphics and consolidated data tables can help make the information in the report accessible and understandable. The level of aggregation of information can also affect the clarity of a report if it is either significantly more or less detailed than stakeholders expect.

Tests:

- ☑ The report contains the level of information required by stakeholders, but avoids excessive and unnecessary detail.
- ☑ Stakeholders can find the specific information they want without unreasonable effort through tables of contents, maps, links, or other aids.
- ☑ The report avoids technical terms, acronyms, jargon, or other content likely to be unfamiliar to stakeholders, and should include explanations (where necessary) in the relevant section or in a glossary.
- ☑ The data and information in the report is available to stakeholders, including those with particular accessibility needs (e.g., differing abilities, language, or technology).

RELIABILITY

Definition: Information and processes used in the preparation of a report should be gathered, recorded, compiled, analyzed, and disclosed in a way that could be subject to examination and that establishes the quality and materiality of the information.

Explanation: Stakeholders should have confidence that a report could be checked to establish the veracity of its contents and the extent to which it has appropriately applied Reporting Principles. The information and data included in a report should be supported by internal controls or documentation that could be reviewed by individuals other than those who prepared the report. Disclosures about performance that are not substantiated by evidence should not appear in a sustainability report unless they represent material information, and the report provides unambiguous explanations of any uncertainties associated with the information. The decision-making processes underlying a report should be documented in a manner that allows the basis of key decisions (such as processes for determining the report content and boundary or stakeholder engagement) to be examined. In designing information systems, reporting organizations should anticipate that the systems could be examined as part of an external assurance process.

Tests:

☑ The scope and extent of external assurance is identified.

☑ The original source of the information in the report can be identified by the organization.

☑ Reliable evidence to support assumptions or complex calculations can be identified by the organization.

☑ Representation is available from the original data or information owners, attesting to its accuracy within acceptable margins of error.

1.3 Reporting Guidance for Boundary Setting[6]

In parallel with defining the content of a report, an organization must determine which entities' (e.g., subsidiaries and joint ventures) performance will be represented by the report. The Sustainability Report Boundary should include the entities over which the reporting organization exercises control or significant influence both in and through its relationships with various entities upstream (e.g., supply chain) and downstream (e.g., distribution and customers).

For the purpose of setting boundaries, the following definitions should apply[7]:

- Control: the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.
- Significant influence: the power to participate in the financial and operating policy decisions of the entity but not the power to control those policies.

The guidance below on setting the Report Boundary pertains to the report as a whole as well as setting the boundary for individual Performance Indicators.

Not all entities within the Report Boundary must be reported on in the same manner. The approach to reporting on an entity will depend on a combination of the reporting organization's control or influence over the entity, and whether the disclosure relates to operational performance, management performance, or narrative/descriptive information.

The Report Boundary guidance is based on the recognition that different relationships involve differing degrees of access to information and the ability to affect outcomes. For example, operational information such as emissions data can be reliably compiled from entities under the control of an organization, but may not be available for a joint venture or a supplier. The Report Boundary guidance below sets minimum expectations for the inclusion of entities upstream and downstream when reporting on Indicators and management disclosures. However, an organization may determine that it is necessary to extend the boundary for an Indicator(s) to include entities upstream or downstream.

[6] The guidance on Report Boundary has been derived from the Boundary Protocol. Future updates to the Guidelines will incorporate any further lessons or guidance developed from experience with the Reporting Boundary Protocol.
[7] Further discussion of these terms can be found in the Boundary Protocol.

Determining the significance of an entity when collecting information or considering the extension of a boundary depends on the scale of its sustainability impacts. Entities with significant impacts typically generate the greatest risk or opportunity for an organization and its stakeholders, and therefore are the entities for which the organization is most likely to be perceived as being accountable or responsible.

Reporting Guidance for Boundary Setting

- A sustainability report should include in its boundary all entities that generate significant sustainability impacts (actual and potential) and/or all entities over which the reporting organization exercises control or significant influence with regard to financial and operating policies and practices.

- These entities can be included using either Indicators of operational performance, Indicators of management performance, or narrative descriptions.

- At a minimum, the reporting organization should include the following entities in its report using these approaches:

    - Entities over which the organization exercises control should be covered by Indicators of Operational Performance; and

    - Entities over which the organization exercises significant influence should be covered by Disclosures on Management Approach.


No
Yes
No
Yes
No
Exclude
Yes
No
Not necessary to report
Yes
No
Not necessary to report
Yes
Yes
Not necessary to report
Yes
Performance Data
Disclosures on Management Approach
Narrative reportinng on Issues and Dilemmas

Figure 6: Decision Tree for Boundary Setting

- The boundaries for narrative disclosures should include entities over which the organization does not exercise control/significant influence, but which are associated with key challenges for the organization because their impacts are significant

- The report should cover all entities within its Report Boundary. In the process of preparing its report, an organization may choose not to gather data on a particular entity or group of entities within the defined boundary on the basis of efficiency as long as such a decision does not substantively change the final result of a Disclosure or Indicator.

Part 2: Standard Disclosures

This section specifies the base content that should appear in a sustainability report, subject to the guidance on determining content in Part 1 of the Guidelines.

There are three different types of disclosures contained in this section.

- **Strategy and Profile:** Disclosures that set the overall context for understanding organizational performance such as its strategy, profile, and governance.

- **Management Approach:** Disclosures that cover how an organization addresses a given set of topics in order to provide context for understanding performance in a specific area.

- **Performance Indicators:** Indicators that elicit comparable information on the economic, environmental, and social performance of the organization.

  Reporting organizations are encouraged to follow this structure in compiling their reports, however, other formats may be chosen.


Standard Disclosures
OUTPUT
OUTPUT
OUTPUT
Focused Sustainability Report

Figure 7: Overview of GRI Standard Disclosures

Profile

1. Strategy and Analysis

This section is intended to provide a high-level, strategic view of the organization's relationship to sustainability in order to provide context for subsequent and more detailed reporting against other sections of the Guidelines. It may draw on information provided in other parts of the report, but this section is intended to produce insight on strategic topics rather than simply summarize the contents of the report. The strategy and analysis should consist of the statement outlined in 1.1 and a concise narrative outlined in 1.2.

1.1 Statement from the most senior decision-maker of the organization (e.g., CEO, chair, or equivalent senior position) about the relevance of sustainability to the organization and its strategy.

The statement should present the overall vision and strategy for the short-term, medium-term (e.g., 3-5 years), and long-term, particularly with regard to managing the key challenges associated with economic, environmental, and social performance. The statement should include:

- Strategic priorities and key topics for the short/medium-term with regard to sustainability, including respect for internationally agreed standards and how they relate to long-term organizational strategy and success;
- Broader trends (e.g., macroeconomic or political) affecting the organization and influencing sustainability priorities;
- Key events, achievements, and failures during the reporting period;
- Views on performance with respect to targets;
- Outlook on the organization's main challenges and targets for the next year and goals for the coming 3-5 years; and
- Other items pertaining to the organization's strategic approach.

1.2 Description of key impacts, risks, and opportunities.

The reporting organization should provide two concise narrative sections on key impacts, risks, and opportunities.

Section One should focus on the organization's key impacts on sustainability and effects on stakeholders, including rights as defined by national laws and relevant internationally agreed standards. This should take into account the range of reasonable expectations and interests of the organization's stakeholders. This section should include:

- A description of the significant impacts the organization has on sustainability and associated challenges and opportunities. This includes the effect on stakeholders' rights as defined by national laws and the expectations in internationally-agreed standards and norms;
- An explanation of the approach to prioritizing these challenges and opportunities;
- Key conclusions about progress in addressing these topics and related performance in the reporting period. This includes an assessment of reasons for underperformance or over-performance; and
- A description of the main processes in place to address performance and/or relevant changes.

Section Two should focus on the impact of sustainability trends, risks, and opportunities on the long-term prospects and financial performance of the organization. This should concentrate specifically on information relevant to financial stakeholders or that could become so in the future. Section Two should include the following:

- A description of the most important risks and opportunities for the organization arising from sustainability trends;
- Prioritization of key sustainability topics as risks and opportunities according to their relevance for long-term organizational strategy, competitive position, qualitative, and (if possible) quantitative financial value drivers;

- Table(s) summarizing:
  - Targets, performance against targets, and lessons-learned for the current reporting period; and
  - Targets for the next reporting period and mid-term objectives and goals (i.e., 3-5 years) related to key risks and opportunities.
- Concise description of governance mechanisms in place to specifically manage these risks and opportunities, and identification of other related risks and opportunities.

2. Organizational Profile

2.1 Name of the organization.

2.2 Primary brands, products, and/or services.

The reporting organization should indicate the nature of its role in providing these products and services, and the degree to which it utilizes outsourcing.

2.3 Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures.

2.4 Location of organization's headquarters.

2.5 Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report.

2.6 Nature of ownership and legal form.

2.7 Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries).

2.8 Scale of the reporting organization, including:

- Number of employees;
- Net sales (for private sector organizations) or net revenues (for public sector organizations);
- Total capitalization broken down in terms of debt and equity (for private sector organizations); and
- Quantity of products or services provided.

In addition to the above, reporting organizations are encouraged to provide additional information, as appropriate, such as:

- *Total assets;*
- *Beneficial ownership (including identity and percentage of ownership of largest shareholders); and*
- *Breakdowns by country/region of the following:*
  - *Sales/revenues by countries/regions that make up 5 percent or more of total revenues;*
  - *Costs by countries/regions that make up 5 percent or more of total revenues; and*
  - *Employees.*

2.9 Significant changes during the reporting period regarding size, structure, or ownership including:

- The location of, or changes in operations, including facility openings, closings, and expansions; and
- Changes in the share capital structure and other capital formation, maintenance, and alteration operations (for private sector organizations).

2.10 Awards received in the reporting period.

3. Report Parameters

REPORT PROFILE

3.1 Reporting period (e.g., fiscal/calendar year) for information provided.

3.2 Date of most recent previous report (if any).

3.3 Reporting cycle (annual, biennial, etc.)

3.4 Contact point for questions regarding the report or its contents.

REPORT SCOPE AND BOUNDARY

3.5 Process for defining report content, including:

- Determining materiality;
- Prioritizing topics within the report; and

- Identifying stakeholders the organization expects to use the report.

Include an explanation of how the organization has applied the 'Guidance on Defining Report Content' and the associated Principles.

3.6 Boundary of the report (e.g., countries, divisions, subsidiaries, leased facilities, joint ventures, suppliers). See GRI Boundary Protocol for further guidance.

3.7 State any specific limitations on the scope or boundary of the report[a].

If boundary and scope do not address the full range of material economic, environmental, and social impacts of the organization, state the strategy and projected timeline for providing complete coverage.

3.8 Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that can significantly affect comparability from period to period and/or between organizations.

3.9 Data measurement techniques and the bases of calculations, including assumptions and techniques underlying estimations applied to the compilation of the Indicators and other information in the report.

Explain any decisions not to apply, or to substantially diverge from, the GRI Indicator Protocols.

3.10 Explanation of the effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g., mergers/acquisitions, change of base years/periods, nature of business, measurement methods).

3.11 Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report.

GRI CONTENT INDEX

3.12 Table identifying the location of the Standard Disclosures in the report.

Identify the page numbers or web links where the following can be found:

- Strategy and Analysis 1.1 – 1.2;
- Organizational Profile 2.1 – 2.10;
- Report Parameters 3.1 – 3.13;
- Governance, Commitments, and Engagement 4.1 – 4.17;
- Disclosure of Management Approach, per category;
- Core Performance Indicators;
- Any GRI Additional Indicators that were included; and
- Any GRI Sector Supplement Indicators included in the report.

ASSURANCE

3.13 Policy and current practice with regard to seeking external assurance for the report. If not included in the assurance report accompanying the sustainability report, explain the scope and basis of any external assurance provided. Also explain the relationship between the reporting organization and the assurance provider(s).

4. Governance, Commitments, and Engagement

GOVERNANCE

4.1 Governance structure of the organization, including committees under the highest governance body responsible for specific tasks, such as setting strategy or organizational oversight.

Describe the mandate and composition (including number of independent members and/or non-executive members) of such committees and indicate any direct responsibility for economic, social, and environmental performance.

4.2 Indicate whether the Chair of the highest governance body is also an executive officer (and, if so, their function within the organization's management and the reasons for this arrangement).

4.3 For organizations that have a unitary board structure, state the number of members of the highest governance body that are independent and/or non-executive members.

State how the organization defines 'independent' and 'non-executive'. This element applies only for organizations that have unitary board structures. See the glossary for a definition of 'independent'.

[a] See completeness Principle for explanation of scope.

4.4 Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body.

Include reference to processes regarding:

- The use of shareholder resolutions or other mechanisms for enabling minority shareholders to express opinions to the highest governance body; and

- Informing and consulting employees about the working relationships with formal representation bodies such as organization level 'work councils', and representation of employees in the highest governance body.

Identify topics related to economic, environmental, and social performance raised through these mechanisms during the reporting period.

4.5 Linkage between compensation for members of the highest governance body, senior managers, and executives (including departure arrangements), and the organization's performance (including social and environmental performance).

4.6 Processes in place for the highest governance body to ensure conflicts of interest are avoided.

4.7 Process for determining the qualifications and expertise of the members of the highest governance body for guiding the organization's strategy on economic, environmental, and social topics.

4.8 Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation.

Explain the degree to which these:

- Are applied across the organization in different regions and department/units; and

- Relate to internationally agreed standards.

4.9 Procedures of the highest governance body for overseeing the organization's identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles.

Include frequency with which the highest governance body assesses sustainability performance.

4.10 Processes for evaluating the highest governance body's own performance, particularly with respect to economic, environmental, and social performance.

COMMITMENTS TO EXTERNAL INITIATIVES

4.11 Explanation of whether and how the precautionary approach or principle is addressed by the organization.

Article 15 of the Rio Principles introduced the precautionary approach. A response to 4.11 could address the organization's approach to risk management in operational planning or the development and introduction of new products.

4.12 Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses.

Include date of adoption, countries/operations where applied, and the range of stakeholders involved in the development and governance of these initiatives (e.g., multi-stakeholder, etc.). Differentiate between non-binding, voluntary initiatives and those with which the organization has an obligation to comply.

4.13 Memberships in associations (such as industry associations) and/or national/international advocacy organizations in which the organization:

- Has positions in governance bodies;

- Participates in projects or committees;

- Provides substantive funding beyond routine membership dues; or

- Views membership as strategic.

This refers primarily to memberships maintained at the organizational level.

STAKEHOLDER ENGAGEMENT

The following Disclosure Items refer to general stakeholder engagement conducted by the organization over the course of the reporting period. These Disclosures are not limited to stakeholder engagement implemented for the purposes of preparing a sustainability report.

4.14 List of stakeholder groups engaged by the organization.

Examples of stakeholder groups are:

- Communities;
- Civil society;
- Customers;
- Shareholders and providers of capital;
- Suppliers; and
- Employees, other workers, and their trade unions.

4.15 Basis for identification and selection of stakeholders with whom to engage.

This includes the organization's process for defining its stakeholder groups, and for determining the groups with which to engage and not to engage.

4.16 Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group.

This could include surveys, focus groups, community panels, corporate advisory panels, written communication, management/union structures, and other vehicles. The organization should indicate whether any of the engagement was undertaken specifically as part of the report preparation process.

4.17 Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting.

5. Management Approach and Performance Indicators

The section on sustainability Performance Indicators is organized by economic, environmental, and social categories. Social Indicators are further categorized by Labor, Human Rights, Society, and Product Responsibility. Each category includes a Disclosure on Management Approach ('Management Approach') and a corresponding set of Core and Additional Performance Indicators.

Core Indicators have been developed through GRI's multi-stakeholder processes, which are intended to identify generally applicable Indicators and are assumed to be material for most organizations. An organization should report on Core Indicators unless they are deemed not material on the basis of the GRI Reporting Principles. Additional Indicators represent emerging practice or address topics that may be material for some organizations, but are not material for others. Where final versions of Sector Supplements exist, the Indicators should be treated as Core Indicators. See Guidance on Defining Report Content for further details.

The Disclosure(s) on Management Approach should provide a brief overview of the organization's management approach to the Aspects defined under each Indicator Category in order to set the context for performance information. The organization can structure its Disclosure(s) on Management Approach to cover the full range of Aspects under a given Category or group its responses on the Aspects differently. However, the Disclosure should address all of the Aspects associated with each category regardless of the format or grouping.

Within the overall structure of the Standard Disclosures, Strategy and Profile Items 1.1 and 1.2 in 'Strategy and Analysis' are intended to provide a concise overview of the risks and opportunities facing the organization as a whole. The Disclosure(s) on Management Approach is intended to address the next level of detail of the organization's approach to managing the sustainability topics associated with risks and opportunities.

In reporting on the Performance Indicators, the following guidance on data compilation applies:

- **Reporting on Trends:** Information should be presented for the current reporting period (e.g., one year) and at least two previous periods, as well as future targets, where they have been established, for the short- and medium-term.
- **Use of Protocols:** Organizations should use the Protocols that accompany the Indicators when reporting on the Indicators. These give basic guidance on interpreting and compiling information.
- **Presentation of Data:** In some cases, ratios or normalized data are useful and appropriate formats for data presentation. If ratios or normalized data are used, absolute data should also be provided.
- **Data aggregation:** Reporting organizations should determine the appropriate level of aggregation of information. See additional guidance in the General Reporting Notes section of the Guidelines.
- **Metrics:** Reported data should be presented using generally accepted international metrics (e.g., kilograms, tonnes, litres) and calculated using standard conversion factors. Where specific International conventions exist (e.g., GHG equivalents), these are typically specified in the Indicator Protocols.

Economic

The economic dimension of sustainability concerns the organization's impacts on the economic conditions of its stakeholders and on economic systems at local, national, and global levels. The Economic Indicators illustrate:

- Flow of capital among different stakeholders; and
- Main economic impacts of the organization throughout society.

Financial performance is fundamental to understanding an organization and its own sustainability. However, this information is normally already reported in financial accounts. What is often reported less, and is frequently desired by users of sustainability reports, is the organization's contribution to the sustainability of a larger economic system.

Disclosure on Management Approach

Provide a concise disclosure on the Management Approach items outlined below with reference to the following Economic Aspects:

- Economic Performance;
- Market Presence; and
- Indirect Economic Impacts.

GOALS AND PERFORMANCE

Organization-wide goals regarding performance relevant to the Economic Aspects.

Use organization-specific Indicators (as needed) in addition to the GRI Performance Indicators to demonstrate the results of performance against goals.

POLICY

Brief, organization-wide policy (or policies) that defines the organization's overall commitment relating to the Economic Aspects listed above, or state where this can be found in the public domain (e.g., web link).

ADDITIONAL CONTEXTUAL INFORMATION

Additional relevant information required to understand organizational performance, such as:

- Key successes and shortcomings;
- Major organizational risks and opportunities;

- Major changes in the reporting period to systems or structures to improve performance; and
- Key strategies for implementing policies or achieving performance.

Economic Performance Indicators

ASPECT: ECONOMIC PERFORMANCE

CORE **EC1** Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments.

CORE **EC2** Financial implications and other risks and opportunities for the organization's activities due to climate change.

CORE **EC3** Coverage of the organization's defined benefit plan obligations.

CORE **EC4** Significant financial assistance received from government.

ASPECT: MARKET PRESENCE

ADD **EC5** Range of ratios of standard entry level wage compared to local minimum wage at significant locations of operation.

CORE **EC6** Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation.

CORE **EC7** Procedures for local hiring and proportion of senior management hired from the local community at locations of significant operation.

ASPECT: INDIRECT ECONOMIC IMPACTS

CORE **EC8** Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement.

ADD **EC9** Understanding and describing significant indirect economic impacts, including the extent of impacts.

Environmental

The environmental dimension of sustainability concerns an organization's impacts on living and non-living natural systems, including ecosystems, land, air, and water. Environmental Indicators cover performance related to inputs (e.g., material, energy, water) and outputs (e.g., emissions, effluents, waste). In addition, they cover performance related to biodiversity, environmental compliance, and other relevant information such as environmental expenditure and the impacts of products and services.

Disclosure on Management Approach

Provide a concise disclosure on the Management Approach Items outlined below with reference to the following Environmental Aspects:

- Materials;
- Energy;
- Water;
- Biodiversity;
- Emissions, Effluents, and Waste;
- Products and Services;
- Compliance;
- Transport; and
- Overall

GOALS AND PERFORMANCE

Organization-wide goals regarding performance relevant to the Environment Aspects.

Use organization-specific Indicators (as needed) in addition to the GRI Performance Indicators to demonstrate the results of performance against goals.

POLICY

Brief, organization-wide policy (or policies) that defines the organization's overall commitment related to the Environmental Aspects listed above or state where this can be found in the public domain (e.g., web link).

ORGANIZATIONAL RESPONSIBILITY

The most senior position with operational responsibility for Environmental Aspects or explain how operational responsibility is divided at the senior level for these Aspects. This differs from Disclosure 4.1, which focuses on structures at the governance level.

TRAINING AND AWARENESS

Procedures related to training and raising awareness in relation to the Environmental Aspects.

MONITORING AND FOLLOW-UP

Procedures related to monitoring and corrective and preventive actions, including those related to the supply chain.

List of certifications for environment-related performance or certification systems, or other approaches to auditing/verification for the reporting organization or its supply chain.

ADDITIONAL CONTEXTUAL INFORMATION

Additional relevant information required to understand organizational performance, such as:

- Key successes and shortcomings;
- Major organizational environmental risks and opportunities related to issues;
- Major changes in the reporting period to systems or structures to improve performance; and
- Key strategies and procedures for implementing policies or achieving goals.

Environmental Performance Indicators

ASPECT: MATERIALS

CORE **EN1** Materials used by weight or volume.

CORE **EN2** Percentage of materials used that are recycled input materials.

ASPECT: ENERGY

CORE **EN3** Direct energy consumption by primary energy source.

CORE **EN4** Indirect energy consumption by primary source.

ADD **EN5** Energy saved due to conservation and efficiency improvements.

ADD **EN6** Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives.

ADD **EN7** Initiatives to reduce indirect energy consumption and reductions achieved.

ASPECT: WATER

CORE **EN8** Total water withdrawal by source.

ADD **EN9** Water sources significantly affected by withdrawal of water.

ADD **EN10** Percentage and total volume of water recycled and reused.

ASPECT: BIODIVERSITY

CORE **EN11** Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.

CORE **EN12** Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.

ADD **EN13** Habitats protected or restored.

ADD **EN14** Strategies, current actions, and future plans for managing impacts on biodiversity.

ADD **EN15** Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.

ASPECT: EMISSIONS, EFFLUENTS, AND WASTE

CORE **EN16** Total direct and indirect greenhouse gas emissions by weight.

CORE **EN17** Other relevant indirect greenhouse gas emissions by weight.

ADD **EN18** Initiatives to reduce greenhouse gas emissions and reductions achieved.

CORE **EN19** Emissions of ozone-depleting substances by weight.

CORE **EN20** NO, SO, and other significant air emissions by type and weight.

CORE **EN21** Total water discharge by quality and destination.

CORE **EN22** Total weight of waste by type and disposal method.

CORE **EN23** Total number and volume of significant spills.

ADD **EN24** Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.

ADD **EN25** Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting organization's discharges of water and runoff.

ASPECT: PRODUCTS AND SERVICES

CORE **EN26** Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation.

CORE **EN27** Percentage of products sold and their packaging materials that are reclaimed by category.

ASPECT: COMPLIANCE

CORE **EN28** Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.

ASPECT: TRANSPORT

ADD **EN29** Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce.

ASPECT: OVERALL

ADD **EN30** Total environmental protection expenditures and investments by type.

Social Performance Indicators

The social dimension of sustainability concerns the impacts an organization has on the social systems within which it operates.

The GRI Social Performance Indicators identify key Performance Aspects surrounding labor practices, human rights, society, and product responsibility.

Labor Practices and Decent Work

The specific Aspects under the category of Labor Practices are based on internationally recognized universal standards, including:

- United Nations Universal Declaration of Human Rights and its Protocols;
- United Nations Convention: International Covenant on Civil and Political Rights;
- United Nations Convention: International Covenant on Economic, Social, and Cultural Rights;
- ILO Declaration on Fundamental Principles and Rights at Work of 1998 (in particular the eight core conventions of the ILO); and
- The Vienna Declaration and Programme of Action.

The Labor Practices Indicators also draw upon the two instruments directly addressing the social responsibilities of business enterprises: the ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy, and the Organisation for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises.

Disclosure on Management Approach

Provide a concise disclosure on the following Management Approach items with reference to the Labor Aspects listed below. The ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy (in particular the eight core conventions of the ILO) and the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, should be the primary reference points.

- Employment;
- Labor/Management Relations;
- Occupational Health and Safety;
- Training and Education; and
- Diversity and Equal Opportunity.

GOALS AND PERFORMANCE

Organization-wide goals regarding performance relevant to the Labor Aspects, indicating their linkage to the internationally recognized universal standards.

Use organization-specific Indicators (as needed) in addition to the GRI Performance Indicators to demonstrate the results of performance against goals.

POLICY

Brief, organization-wide policy (or policies) that defines the organization's overall commitment related to the Labor Aspects, or state where this can be found in the public domain (e.g., web link). Also reference their linkage to the international standards indicated above.

ORGANIZATIONAL RESPONSIBILITY

The most senior position with operational responsibility for Labor Aspects or explain how operational responsibility is divided at the senior level for these Aspects. This differs from Disclosure 4.1, which focuses on structures at the governance level.

TRAINING AND AWARENESS

Procedures related to training and raising awareness in relation to the Labor Aspects.

MONITORING AND FOLLOW-UP

Procedures related to monitoring and corrective and preventive actions, including those related to the supply chain.

List of certifications for labor-related performance or certification systems, or other approaches to auditing/verifying the reporting organization or its supply chain.

ADDITIONAL CONTEXTUAL INFORMATION

Additional relevant information required to understand organizational performance, such as:

- Key successes and shortcomings;
- Major organizational risks and opportunities;
- Major changes in the reporting period to systems or structures to improve performance; and
- Key strategies and procedures for implementing policies or achieving goals.

Labor Practices and Decent Work Performance Indicators

ASPECT: EMPLOYMENT

CORE **LA1** Total workforce by employment type, employment contract, and region.

CORE **LA2** Total number and rate of employee turnover by age group, gender, and region.

ADD **LA3** Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations.

ASPECT: LABOR/MANAGEMENT RELATIONS

CORE **LA4** Percentage of employees covered by collective bargaining agreements.

CORE **LA5** Minimum notice period(s) regarding operational changes, including whether it is specified in collective agreements.

ASPECT: OCCUPATIONAL HEALTH AND SAFETY

ADD **LA6** Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs.

CORE **LA7** Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region.

CORE **LA8** Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases.

ADD **LA9** Health and safety topics covered in formal agreements with trade unions.

ASPECT: TRAINING AND EDUCATION

CORE **LA10** Average hours of training per year per employee by employee category.

ADD **LA11** Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings.

ADD **LA12** Percentage of employees receiving regular performance and career development reviews.

ASPECT: DIVERSITY AND EQUAL OPPORTUNITY

CORE **LA13** Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity.

CORE **LA14** Ratio of basic salary of men to women by employee category.

Human Rights

Human Rights Performance Indicators require organizations to report on the extent to which human rights are considered in investment and supplier/contractor selection practices. Additionally, the Indicators cover employee and security forces training on human rights as well as non-discrimination, freedom of association, child labor, indigenous rights, and forced and compulsory labor.

Generally recognized human rights are defined by the following Conventions and Declarations:

- United Nations Universal Declaration of Human Rights and its Protocols;
- United Nations Convention: International Covenant on Civil and Political Rights;
- United Nations Convention: International Covenant on Economic, Social, and Cultural Rights;
- ILO Declaration on Fundamental Principles and Rights at Work of 1998 (in particular the eight core conventions of the ILO); and
- The Vienna Declaration and Programme of Action.

Disclosure on Management Approach

Provide a concise disclosure on the following Management Approach items with reference to the Human Rights Aspects listed below. The ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy (in particular the eight core conventions of the ILO which consist of Conventions 100, 111, 87, 98, 138, 182, 20 and 105[9]), and the Organisation for Economic Cooperation and Development Guidelines for Multinational Enterprises should be the primary reference points.

- Investment and Procurement Practices;
- Non-discrimination;
- Freedom of Association and Collective Bargaining;
- Abolition of Child Labor;
- Prevention of Forced and Compulsory Labor;
- Complaints and Grievance Practices;
- Security Practices; and
- Indigenous Rights.

GOALS AND PERFORMANCE

Organization-wide goals regarding performance relevant to the Human Rights Aspects, indicating their linkage to the International declarations and standards listed above.

Use organization-specific Indicators (as needed) in addition to the GRI Performance Indicators to demonstrate the results of performance against goals.

POLICY

Brief, organization-wide policy (or policies) that defines the organization's overall commitment to the Human Rights Aspects (including policies which may be reasonably considered likely to affect the decision of employees to join a trade union or bargain collectively), or state where this can be found in the public domain (e.g., web link). Also reference their linkage to the international declarations and standards indicated above.

ORGANIZATIONAL RESPONSIBILITY

The most senior position with operational responsibility for Human Rights Aspects or explain how operational responsibility is divided at the senior level for these Aspects. This differs from Disclosure 4.1, which focuses on structures at the governance level.

TRAINING AND AWARENESS

Procedures related to training and raising awareness in relation to the Human Rights Aspects.

MONITORING AND FOLLOW-UP

Procedures related to monitoring and corrective and pre ventive actions, including those related to the supply chain.

List of certifications for human rights-related performance, or certification systems, or other approaches to auditing/verifying the reporting organization or its supply chain.

ADDITIONAL CONTEXTUAL INFORMATION

Additional relevant information required to understand organizational performance, such as:

- Key successes and shortcomings;
- Major organizational risks and opportunities;
- Major changes in the reporting period to systems or structures to improve performance; and
- Key strategies and procedures for implementing policies or achieving goals.

[9] Conventions 100 and 111 pertain to non-discrimination; Conventions 87 and 98 pertain to freedom of association and collective bargaining; Conventions 138 and 182 pertain to the elimination of child labor; and Conventions 29 and 105 pertain to the prevention of forced and compulsory labor.

Human Rights Performance Indicators

ASPECT: INVESTMENT AND PROCUREMENT PRACTICES

CORE **HR1** Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening.

CORE **HR2** Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken.

ADD **HR3** Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained.

ASPECT: NON-DISCRIMINATION

CORE **HR4** Total number of incidents of discrimination and actions taken.

ASPECT: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING

CORE **HR5** Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and actions taken to support these rights.

ASPECT: CHILD LABOR

CORE **HR6** Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor.

ASPECT: FORCED AND COMPULSORY LABOR

CORE **HR7** Operations identified as having significant risk *for incidents of forced or compulsory* labor, and measures to contribute to the elimination of forced or compulsory labor.

ASPECT: SECURITY PRACTICES

ADD **HR8** Percentage of security personnel trained in the organization's policies or procedures concerning aspects of human rights that are relevant to operations.

ASPECT: INDIGENOUS RIGHTS

ADD **HR9** Total number of incidents of violations involving rights of indigenous people and actions taken.

Society

Society Performance Indicators focus attention on the impacts organizations have on the communities in which they operate, and disclosing how the risks that may arise from interactions with other social institutions are managed and mediated. In particular, information is sought on the risks associated with bribery and corruption, undue influence in public policy-making, and monopoly practices.

Disclosure on Management Approach

Provide a concise disclosure on the following Management Approach items with reference to the Society Aspects:

- Community;
- Corruption;
- Public Policy;
- Anti-Competitive Behavior; and
- Compliance.

GOALS AND PERFORMANCE

Organization-wide goals regarding performance relevant to the Aspects indicated above.

Use organization-specific Indicators as needed in addition to the GRI Performance Indicators to demonstrate the results of performance against goals.

POLICY

Brief, organization-wide policy (or policies) that define the organization's overall commitment relating to the Society Aspects or state where this can be found in the public domain (e.g., web link).

ORGANIZATIONAL RESPONSIBILITY

The most senior position with operational responsibility for Society Aspects or explain how operational responsibility is divided at the senior level for these Aspects. This differs from Disclosure 4.1, which focuses on structures at the governance level.

TRAINING AND AWARENESS

Procedures related to training and raising awareness in relation to the Society Aspects.

MONITORING AND FOLLOW-UP

Procedures related to monitoring and corrective and preventive actions, including those related to the supply chain.

List of certifications for performance or certification systems, or other approaches to auditing/verifying the reporting organization or its supply chain.

ADDITIONAL CONTEXTUAL INFORMATION

Additional relevant information required to understand organizational performance, such as:

- Key successes and shortcomings;
- Major organizational risks and opportunities;
- Major changes in the reporting period to systems or structures to improve performance; and
- Key strategies and procedures for implementing policies or achieving goals.

Society Performance Indicators

ASPECT: COMMUNITY

CORE **SO1** Nature, scope, and effectiveness of any programs and practices that assess and manage the impacts of operations on communities, including entering, operating, and exiting.

ASPECT: CORRUPTION

CORE **SO2** Percentage and total number of business units analyzed for risks related to corruption.

CORE **SO3** Percentage of employees trained in organization's anti-corruption policies and procedures.

CORE **SO4** Actions taken in response to incidents of corruption.

ASPECT: PUBLIC POLICY

CORE **SO5** Public policy positions and participation in public policy development and lobbying.

ADD **SO6** Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country.

ASPECT: ANTI-COMPETITIVE BEHAVIOR

ADD **SO7** Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes.

ASPECT: COMPLIANCE

CORE **SO8** Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations.

Product Responsibility

Product Responsibility Performance Indicators address the aspects of a reporting organization's products and services that directly affect customers, namely, health and safety, information and labeling, marketing, and privacy.

These aspects are chiefly covered through disclosure on internal procedures and the extent to which these procedures are not complied with.

Disclosure on Management Approach

Provide a concise disclosure on the following Management Approach items with reference to the Product Responsibility Aspects:

- Customer Health and Safety;
- Product and Service Labeling;
- Marketing Communications;
- Customer Privacy; and
- Compliance.

GOALS AND PERFORMANCE

Organization-wide goals regarding performance relevant to the Product Responsibility Aspects.

Use organization-specific Indicators (as needed) in addition to the GRI Performance Indicators to demonstrate the results of performance against goals.

POLICY

Brief, organization-wide policy (or policies) that defines the organization's overall commitment to the Product Responsibility Aspects, or state where this can be found in the public domain (e.g., web link).

ORGANIZATIONAL RESPONSIBILITY

The most senior position with operational responsibility for Product Responsibility Aspects, or explain how operational responsibility is divided at the senior level for Product Responsibility Aspects. This differs from Disclosure 4.1, which focuses on structures at the governance level.

TRAINING AND AWARENESS

Procedures related to training and raising awareness in relation to the Product Responsibility Aspects.

MONITORING AND FOLLOW-UP

Procedures related to monitoring and corrective and preventive actions, including those related to the supply chain.

List of certifications for product responsibility-related performance or certification systems, or other approaches to auditing/verifying the reporting organization or its supply chain.

ADDITIONAL CONTEXTUAL INFORMATION

Additional relevant information required to understand organizational performance, such as:

- Key successes and shortcomings;
- Major organizational risks and opportunities;
- Major changes in the reporting period to systems or structures to improve performance; and
- Key strategies and procedures for implementing policies or achieving goals.

Product Responsibility Performance Indicators

ASPECT: CUSTOMER HEALTH AND SAFETY

CORE **PR1** Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures.

ADD **PR2** Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes.

ASPECT: PRODUCT AND SERVICE LABELING

CORE **PR3** Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements.

ADD **PR4** Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes.

ADD **PR5** Practices related to customer satisfaction, including results of surveys measuring customer satisfaction.

ASPECT: MARKETING COMMUNICATIONS

CORE **PR6** Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship.

ADD **PR7** Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship by type of outcomes.

ASPECT: CUSTOMER PRIVACY

ADD **PR8** Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data.

ASPECT: COMPLIANCE

CORE **PR9** Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.

General Reporting Notes

Data Gathering

FEASIBILITY ASSESSMENT

The process of defining report content will result in a set of topics and Indicators on which the organization should report. However, practical challenges such as the availability of data, the cost of gathering it, the confidentiality of information, privacy or other legal concerns, the reliability of available information, and other factors, may result in a legitimate decision not to disclose certain information. Where material information is omitted, the report should clearly indicate this and the reasons why.

DATA AGGREGATION AND DISAGGREGATION

Reporting organizations will need to determine the level of aggregation at which to present information. This requires balancing the effort required against the added meaningfulness of information reported on a disaggregated basis (e.g., country or site). Aggregation of information can result in the loss of a significant amount of meaning, and can also fail to highlight particularly strong or poor performance in specific areas. On the other hand, unnecessary disaggregation of data can affect the ease of understanding the information. Reporting organizations should disaggregate information to an appropriate level using the principles and the guidance in the reporting Indicators. Disaggregation may vary by Indicator, but will generally provide more insight than a single, aggregated figure.

Report Form and Frequency

DEFINITION OF A SUSTAINABILITY REPORT

A sustainability report refers to a single, consolidated disclosure that provides a reasonable and balanced presentation of performance over a fixed time period. Stakeholders should be able to directly access all of the report information from a single location, such as a GRI content index. Other publications should not be referenced as the information source for a GRI Standard Disclosure Item (ex., a Performance Indicator) unless the means for a stakeholder to directly access the information is provided (e.g., a link to a specific web page or the page number of the corresponding publication). There is no minimum length for a report using the GRI Framework as long as the organization has properly applied the Guidelines and Framework documents it has chosen to use.

MEDIUM OF REPORTING

Electronic (e.g., CD-ROM) or web-based reporting and paper reports are appropriate media for reporting. Organizations may choose to use a combination of web and paper-based reports or use only one medium. For example, an organization may choose to provide a detailed report on their website and provide an executive summary including their strategy and analysis and performance information in paper form. The choice will likely depend on the organization's decisions on its reporting period, its plans for updating content, the likely users of the report, and other practical factors such as its distribution strategy. At least one medium (web or paper) should provide users with access to the complete set of information for the reporting period.

FREQUENCY OF REPORTING

Organizations should define a consistent and periodic cycle for issuing a report. For many organizations, this will be an annual cycle, although some organizations choose to report biannually. An organization may choose to update information on a regular basis between the issuing of consolidated accounts of performance. This has advantages in terms of providing stakeholders with more immediate access to information, but has disadvantages in terms of comparability of information. However, organizations should still maintain a predictable cycle in which all of the information that is reported covers a specific time period.

Reporting on economic, environmental, and social performance could coincide or be integrated with other organizational reporting, such as annual financial statements. Coordinated timing will reinforce the linkages between financial performance and economic, environmental, and social performance.

UPDATING REPORT CONTENT

When preparing a new report, an organization may identify areas of information that have not changed since the prior report (e.g., a policy that has not been amended). The organization may choose to only update the topics and Indicators that have changed and to re-publish the Disclosures that have not changed. For example, an organization may choose to reproduce the information on policies that have not changed and only update its Performance Indicators. The flexibility to take such an approach will depend in large part on the organization's choice of reporting medium. Topics such as strategy and analysis and Performance Indicators are likely to show changes each reporting period, while other topics such as organizational profile or governance may change at a slower pace. Regardless of the strategy used, the full set of applicable information for the reporting period should be accessible in a single location (either a paper or web-based document).

Assurance

CHOICES ON ASSURANCE

Organizations use a variety of approaches to enhance the credibility of their reports. Organizations may have systems of internal controls in place, including internal audit functions, as part of their processes for managing and reporting information. These internal systems are important to the overall integrity and credibility of a report. However, GRI recommends the use of external assurance for sustainability reports in addition to any internal resources.

A variety of approaches are currently used by report preparers to implement external assurance, including the use of professional assurance providers, stakeholder panels, and other external groups or individuals. However, regardless of the specific approach, it should be conducted by competent groups or individuals external to the organization. These engagements may employ groups or individuals that follow professional standards for assurance, or they may involve approaches that follow systematic, documented, and evidence-based processes but are not governed by a specific standard.

GRI uses the term 'external assurance' to refer to activities designed to result in published conclusions on the quality of the report and the information contained within it. This includes, but is not limited to, consideration of underlying processes for preparing this information. This is different from activities designed to assess or validate the quality or level of performance of an organization, such as issuing performance certifications or compliance assessments.

Overall, the key qualities for external assurance of reports using the GRI Reporting Framework are that it:

- Is conducted by groups or individuals external to the organization who are demonstrably competent in both the subject matter and assurance practices;
- Is implemented in a manner that is systematic, documented, evidence-based, and characterized by defined procedures;
- Assesses whether the report provides a reasonable and balanced presentation of performance, taking into consideration the veracity of data in a report as well as the overall selection of content;
- Utilizes groups or individuals to conduct the assurance who are not unduly limited by their relationship with the organization or its stakeholders to reach and publish an independent and impartial conclusion on the report;
- Assesses the extent to which the report preparer has applied the GRI Reporting Framework (including the Reporting Principles) in the course of reaching its conclusions; and
- Results in an opinion or set of conclusions that is publicly available in written form, and a statement from the assurance provider on their relationship to the report preparer.

As indicated in Profile Disclosure 3.13, organizations should disclose information on their approach to external assurance.

Glossary of Terms

Additional Indicators

Additional Indicators are those Indicators identified in the GRI Guidelines that represent emerging practice or address topics that may be material to some organizations but not generally for a majority.

Boundary

The boundary for a sustainability report refers to the range of entities whose performance is covered in the organization's sustainability report.

Content Index

A GRI content index is a table or matrix that lists all of the Standard Disclosures, and where responses to the Disclosures can be found (page number or URL). Reporting organizations can also add reference to organization-specific (non-GRI Guidelines) Indicators. The Content Index provides users with a quick overview of what has been reported and increases ease of report use. A Content Index is especially important if some of the Disclosures appear in other reports, such as a financial report or previous sustainability reports.

Core Indicator

Core Indicators are those Indicators identified in the GRI Guidelines to be of interest to most stakeholders and assumed to be material unless deemed otherwise on the basis of the GRI Reporting Principles.

Downstream

The term 'downstream entities' is based on the concept of a production chain that extends from the extraction of raw materials to the use of a good or service by an end-user. 'Downstream' refers to those organizations that play a role in the distribution or use of goods and services provided by the reporting organization, or, more generally, play a role in a later step in the production chain than the organization itself.

Global Reporting Initiative

GRI's vision is that reporting on economic, environmental, and social performance by all organizations is as routine and comparable as financial reporting. GRI accomplishes this vision by developing, continuously improving and building capacity around the use of the GRI's Sustainability Reporting Framework. All Reporting Framework components are developed using a global, multi-stakeholder consensus seeking approach.

GRI Reporting Framework

The GRI Reporting Framework is intended to provide a generally accepted framework for reporting on an organization's economic, environmental, and social performance. The Framework consists of the Sustainability Reporting Guidelines, the Indicator Protocols, Technical Protocols, and the Sector Supplements.

Independent Board Member

Definitions for 'independent' can vary between legal jurisdictions. Independent usually implies that the member has no financial interest in the organization or other potential benefits that could create a conflict of interest. Organizations using the Guidelines should state the definition used for 'independent'.

Indicator Categories

Broad areas or groupings of sustainability topics. The categories included in the GRI Guidelines are: economic, environmental, and social. The social grouping is categorized in terms of Labor Practices, Human Rights, Society, and Product Responsibility. A given category may have several Indicator Aspects.

Indicator Aspects

The general types of information that are related to a specific Indicator category (e.g., energy use, child labor, customers).

Performance Indicator

Qualitative or quantitative information about results or outcomes associated with the organization that is comparable and demonstrates change over time.

Profile Disclosures

The numbered information requirements in Part 2 of the Guidelines that set the overall context for reporting and understanding organizational performance (e.g., 2.1, 3.13).

Reporting Principle

Concepts that describe the outcomes a report should achieve and that guide decisions made throughout the reporting process, such as which Indicators to respond to, and how to respond to them.

Sector Supplement

Sector Supplements complement the Guidelines with interpretations and guidance on how to apply the Guidelines in a given sector, and include sector-specific Performance Indicators. Applicable Sector Supplements should be used in addition to the Guidelines rather than in place of the Guidelines.

Stakeholder

Stakeholders are defined broadly as those groups or individuals: (a) that can reasonably be expected to be significantly affected by the organization's activities, products, and/or services; or (b) whose actions can reasonably be expected to affect the ability of the organization to successfully implement its strategies and achieve its objectives.

Standard Disclosures

The Guidelines present topics and information for reporting that are material to most organizations and of interest to most stakeholders. These are captured in three types of Standard Disclosures:

- Strategy and Profile Disclosures set the overall context for reporting and for understanding organizational performance, such as its strategy, profile, governance, and management approach;

- Disclosures on Management Approach cover how an organization addresses a given set of topics in order to provide context for understanding performance in a specific area.

- Performance Indicators that elicit comparable information on the economic, environmental, and social performance of the organization

Sustainability Report

Sustainability reporting is the practice of measuring, disclosing, and being accountable for organizational performance while working towards the goal of sustainable development. A sustainability report provides a balanced and reasonable representation of the sustainability performance of the reporting organization, including both positive and negative contributions.

Indicator Protocol

An Indicator Protocol provides definitions, compilation guidance, and other information to assist report preparers, and to ensure consistency in the interpretation of the Performance Indicators. An Indicator Protocol exists for each of the Performance Indicators contained in the Guidelines.

Unitary Board

Refers to a board structure that has only one governing body responsible for the organization.

Upstream

The term 'upstream entities' is based on the concept of a production chain that extends from the extraction of raw materials to the use of a good or service by an end-user. 'Upstream' refers to those organizations that play a role in the supply chain of the reporting organization or, more generally, play a role in an earlier step in the production chain than the organization itself.

For definitions of words or concepts contained directly in the wording of the Indicators, see the Indicator Protocols.

G3 Guidelines Acknowledgements: A Global Effort

The following organizations provided funds or in-kind contributions for the G3 development process

G3 Consortium:

G3 ad hoc support:

The United Kingdom Department for Environment, Food and Rural Affairs (DEFRA) and the Netherlands Ministry of Foreign Affairs also contributed to the G3 Guidelines Development.

G3 Online supported by:

G3 printed by:

G3 Guidelines and Protocols Content Development

Volunteers from business, non-governmental organizations, labor, accountancy, investment, academia, and others came together and create all aspects of the G3 Guidelines and Protocols. The following multi-stakeholder technical working groups were convened between January and November 2005, and each delivered a different part of the content of the G3 Guidelines.

Indicators Working Group (IWG) Members

The Indicators Working Group was responsible for reviewing the indicators set as a whole; ensuring quality and consistency of the indicators' design; and designing overall fit with the TAC guidance.

- Mr. Neil Anderson, Union Network International, UNI
- Mr. David Bent, Forum for the Future
- Mr. William R. Blackburn, William Blackburn Consulting
- Ms. Julie-Anne Braithwaite, Rio Tinto/ICMM
- Ms. Sarah Forrest, Goldman Sachs International
- Ms. Somporn Kamolsiripichaiporn, Chulalongkorn University
- Mr. Robert Langford, The Federation des Experts Comptables Europeens (FEE)
- Ms. Stephanie Maier, Ethical Investment Research Service (EIRIS)
- Ms. Asako Nagai, Sony Corporation
- Mr. Ron Nielsen, Alcan Inc.
- Mr. Michael Rae, World Wide Fund Australia
- Ms. Ulla Rehell, Kesko Corporation
- Mr. George Nagle, Bristol-Myers Squibb
- Ms. Filippa Bergin, Amnesty International
- Ms. Giuliana Ortega Bruno, Ethos Institute

The IWG worked with six issue-specific Advisory Groups that were responsible for reviewing indicators and creating technical protocols for indicators in their area of expertise.

Society Advisory Group Members

- Ms. Anne Gambling, Holcim
- Mr. Sachin Joshi, Center For Social Markets (CSM)
- Mr. Craig Metrick, Investor Responsibility Research Center (IRRC)
- Mr. Keith Miller, 3M
- Ms. Ruth Rosenbaum, Center for Reflection, Education and Action (CREA)
- Ms. Glaucia Terreo, Instituto Ethos
- Mr. Peter Wilkinson, Transparency International

Human Rights Advisory Group Members

- Ms. Marina d'Engelbronner, Humanist Committee on Human Rights (HOM)
- Ms. Bethany Heath, Chiquita Brands
- Mr. Jorge Daniel Taillant, The Center for Human Rights and Environement (CEDHA)
- Rev. Mr. David M. Schilling, Interfaith Center on Corporate Responsibility
- Ms. Susan Todd, Solstice Sustainability Works Inc.
- Mr. Hirose Chuichiro, Canon
- Mr. Steve Ouma, Kenyan Human Rights Commission
- Mr. Björn Edlund, ABB Ltd.
- Ms. Marleen van Ruijven, Amnesty International

Environment (Biodiversity and Water) Advisory Group

- Mr. Ian Blythe, Boots Group PLC
- Mr. Ian Dutton, The Nature Conservancy
- Ms. Annelisa Grigg, Fauna & Flora International
- Ms. Nancy Kamp-Roelands, Ernst & Young Netherlands/ Royal NIVRA
- Ms. Erin Musk, City West Water
- Mr. Mike Rose, SASOL
- Mr. Fernando Toledo, Codelco

Environment (Pollution) Advisory Group Members

- Ms. Tanja D. Carroll, Coalition for Environmentally Responsible Economies (CERES)
- Mr. Yutaka Okayama, Toyota Motor Corporation
- Ms. Maria Fatima Reyes, Philippine Institute of Certified Public Accountants (PICPA)
- Mr. Yogendra Kumar Saxena, Gujarat Ambuja Cements
- Mr. David Stangis, Intel Corporation
- Ms. Sonia Valdivia, The Catholic University of Peru
- Mr. Eric Shostal, Institutional Shareholder Services
- Ms. Lucian Turk, Dell, Inc.

Labor Advisory Group Members

- Ms. Michiko Arikawa, Matsushita Electric Industrial (Panasonic)
- Mr. Stephen Frost, Southeast Asia Research Centre
- Ms. Kyoko Sakuma, Sustainability Analysis & Consulting
- Mr. Sean Ansett, Gap Inc.
- Ms. Deborah Evans, Lloyd's Register of Quality Assurance (LRQA)
- Mr. Pierre Mazeau, Electricité de France (EDF)
- Mr. Dan Viederman, Verité

Economic Advisory Group Members

- Ms. Christine Jasch, Institute for Environmental Management and Economics(IOEW)
- Mr. Martin Tanner, Novartis International AG
- Ms. Helen Campbell, former AccountAbility
- Mr. Eric Israel, KPMG LLP
- Ms. Martina Japy, BMJ CoreRatings
- Ms. Michelle Smith, Rohm and Haas
- Ms. Lisa Acree, Business for Social Responsibility
- Mr. Johan Verburg, NOVIB/Oxfam Netherlands

Reporting as a Process Working Group (RPWG) Members

The Reporting as a Process Working Group was tasked with updating and further developing the reporting principles, and other guidance on the process of applying the G3 Guidelines.

- Ms. Amy Anderson, Starbucks Coffee
- Mr. Pankaj Bhatia, World Resources Institute (WRI)
- Mr. Bill Boyle, BP
- Dr. Uwe Brekau, Bayer AG
- Ms. Debra Hall, Coalition for Environmentally Responsible Economies (CERES)
- Mr. Dunstan Hope, Business for Social Responsibility
- Dr. Aqueel Khan, Association for Stimulating Know How (ASK)

- Ms. Judy Kuszewski, SustainAbility Ltd.
- Mr Brian Kohler, Communications, Energy & Paperworkers Union of Canada
- Mr Ken Larson, Hewlett Packard
- Mr. Steve Lippman, Trillium Invest
- Mr Luis Perera, PriceWaterHouseCoopers
- Mr. Dante Pesce, Vincular, Pontificia Universidad Católica de Valparaíso
- Ms Mizue Unno, So-Tech Consulting, Inc.
- Mr Cornis van der Lugt, UNEP Division of Technology, Industry, and Economics (DTIE)
- Mr. Robert Walker, The Ethical Funds Company
- Mr. Ian Whitehouse, Manaaki Whenua Landcare Research
- Mr Alan Willis, Alan Willis & Associates
- Although not a member of the group, Jennifer Iansen-Rogers, KPMG, The Netherlands, provided ongoing advice on process matters.

Public comments

270 submissions were received in response to its call for comments on the draft G3 Guidelines between January and March 2006. These comments significantly shaped the final G3 Guidelines.

GRI Governance Bodies

For full information on governance bodies, including members and roles, see www.globalreporting.org.

Technical Advisory Committee: This group of 12 experts assists in maintaining the overall quality and coherence of the GRI Reporting Framework by providing high level technical advice and expertise. Their key function in the G3 process was to recommend direction on the overall architecture, resolve key issues that emerged specifically around Guidelines content; ensure they were created under sound due process; submit a concur/non-concur recommendation to the Board on whether to approve the G3 version for release. The members passed a majority concur vote.

Stakeholder Council: This group of 48 form the formal stakeholder policy forum within the GRI governance structure. The Council advises the Board on policy and strategy issues and helped set the overall path for the G3 development process. Some individual SC members participated in the G3 working groups directly. The Council passed a majority concur vote on the release of the G3 Guidelines.

Board of Directors: This group of 16 has the ultimate fiduciary, financial and legal responsibility for the GRI, including final decision making authority on GRI Guidelines revisions, organizational strategy, and work plans. After providing guidance and direction throughout the G3 process, receiving recommendations from the TAC and SC, the Board voted unanimously to approve the G3 Guidelines for release.

GRI Secretariat: Under the leadership of the Chief Executive, the Secretariat implements the Guidelines and technical work plan approved by the GRI Board of Directors. It also manages communications, outreach, stakeholder relations, and financial administration. The Secretariat supports the operations of the Board of Directors, Stakeholder Council and Technical Advisory Committee.

Consultants

The GRI secretariat enlisted the (paid) help of the following consultants during the G3 process:

- csrnetwork (Lead consultant – Mark Line)
- Just Solutions (Lead consultant – Vic Thorpe)
- onValues (Lead consultant - Ivo Knoepfel)
- Ove Arup (Lead consultant - Jean Rogers)
- Responsibility Matters (Lead consultant – Mark Brownlie)
- Sandra Pederson, Editor
- Source-Asia (Lead consultant – Paul Wenman)
- triple innova (Lead consultant - Michael Kuhndt, Volker Türk)
- University of Amsterdam (Lead consultant - Jeffrey Harrod)

Legal Liability

This document, designed to promote sustainability reporting, has been developed through a unique multi-stakeholder consultative process involving representatives from reporting organizations and report information users from around the world. While the GRI Board of Directors encourage use of the GRI Sustainability Reporting Guidelines (GRI Guidelines) by all organizations, the preparation and publication of reports based fully or partially on the GRI Guidelines is the full responsibility of those producing them. Neither the GRI Board of Directors nor Stichting Global Reporting Initiative can assume responsibility for any consequences or damages resulting directly or indirectly, from the use of the GRI Guidelines in the preparation of reports or the use of reports based on the GRI Guidelines.

Request for Notification of Use

Organizations that have used the Guidelines and/or other elements of the GRI Reporting Framework as the basis for their report are requested to notify the Global Reporting Initiative upon its release. While notifying GRI, organizations can choose any or all of the following options:

- Simply notify the GRI of the report and provide hard and/or soft copy
- Register their report in GRI's online database of reports
- Request GRI check their self-declared Application Level.

Copyright and Trademark Notice

Further information on the GRI and the Sustainability Reporting Guidelines may be obtained from:

www.globalreporting.org

info@globalreporting.org

Global Reporting Initiative™

Global Reporting Initiative

PO Box 10039

1001 EA Amsterdam

The Netherlands

Tel: +31 (0) 20 531 00 00

Fax: +31 (0) 20 531 00 31

<u>EXHIBIT C</u>

The Previous Proposals

See attached.

OMB APPROVAL

OMB Number:	3235-0059
Expires:	February 28, 2006
Estimated average burden hours per response	12.75

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☑
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ *Soliciting Material Pursuant to §240.14a-12*

KELLOGG COMPANY

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:

SEC 1913 (02-02) **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Table of Contents

KELLOGG COMPANY, BATTLE CREEK, MICHIGAN 49016–3599

Dear Share Owner:

It is my pleasure to invite you to attend the 2006 Annual Meeting of Share Owners of Kellogg Company. The meeting will be held at 1:00 p.m. Eastern Daylight Time on Friday, April 21, 2006, at the W. K. Kellogg Auditorium, 60 West Van Buren Street, Battle Creek, Michigan 49016.

The following pages contain the formal Notice of the Annual Meeting and the Proxy Statement. Please review this material for information concerning the business to be conducted at the meeting and the nominees for election as directors. Attendance at the Annual Meeting will be limited to Share Owners only. If you plan to attend the meeting, please detach the Admission Ticket attached to your Proxy card and bring it to the meeting.

If you are a Share Owner whose shares are not registered in your own name or you will be receiving your materials electronically and you plan to attend, please request an Admission Ticket by writing to the following address: Kellogg Company Share Owner Services, One Kellogg Square, Battle Creek, MI 49016–3599. Evidence of your stock ownership, which you may obtain from your bank, stockbroker, etc., must accompany your letter. **Share Owners without tickets will only be admitted to the meeting upon verification of stock ownership.**

Share Owners needing special assistance at the meeting are requested to contact Share Owner Services at the address listed above.

Your vote is important. Whether you plan to attend the meeting or not, I urge you to vote your shares as soon as possible. Please either sign and return the accompanying card in the postage–paid envelope or instruct us by telephone or via the Internet as to how you would like your shares voted. This will ensure representation of your shares if you are unable to attend. Instructions on how to vote your shares by telephone or via the Internet are on the Proxy card or voting instruction form.

Sincerely,

James M. Jenness
Chairman of the Board and
Chief Executive Officer
March 3, 2006

Table of Contents

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long–term.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different shareholders (e.g. clients, suppliers, employees, government, local communities, and non–governmental organizations) and responding to their specific and evolving needs, thereby securing a long–term "license to operate", superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Ford Motor Company states, "sustainability issues are neither incidental nor avoidable — they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

Supporting Statement

The report should include the company's definition of sustainability, as well as a company–wide review of company policies and practices related to long–term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 700 companies use or consult the Guidelines for sustainability reporting.

Table of Contents

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for use of the Commission Only (as permitted by Rule 14a–6(e)(2))
☒ *Definitive Proxy Statement*
☐ Definitive Additional Materials
☐ Soliciting Material Under Rule 14a–12

KELLOGG COMPANY

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a–6(i)(1) and 0–11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0–11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No:

(3) Filing party:

(4) Date Filed:

Table of Contents

Kellogg's

KELLOGG COMPANY, BATTLE CREEK, MICHIGAN 49017–3534

Dear Shareowner:

It is my pleasure to invite you to attend the 2007 Annual Meeting of Shareowners of Kellogg Company. The meeting will be held at 1:00 p.m. Eastern Daylight Time on April 27, 2007 at the W. K. Kellogg Auditorium, 50 West Van Buren Street, Battle Creek, Michigan.

The following pages contain the formal Notice of the Annual Meeting and the Proxy Statement. Please review this material for information concerning the business to be conducted at the meeting and the nominees for election as Directors. Attendance at the annual meeting will be limited to Shareowners only. If you are a holder of record of Kellogg common stock and you plan to attend the meeting, please detach the admission ticket attached to your proxy card and bring it to the meeting.

If you plan to attend the meeting, but your shares are not registered in your own name or you receive our proxy materials electronically, please request an admission ticket by writing to the following address: Kellogg Company Shareowner Services, One Kellogg Square, Battle Creek, MI 49017–3534. Evidence of your stock ownership, which you may obtain from your bank, stockbroker, etc., must accompany your letter. **Shareowners without tickets will only be admitted to the meeting upon verification of stock ownership.**

Shareowners needing special assistance at the meeting are requested to contact Shareowner Services at the address listed above.

Your vote is important. Whether you plan to attend the meeting or not, I urge you to vote your shares as soon as possible. Please either sign and return the accompanying card in the postage–paid envelope or instruct us by telephone or via the Internet as to how you would like your shares voted. This will ensure representation of your shares if you are unable to attend. Instructions on how to vote your shares by telephone or via the Internet are on the proxy card or voting instruction card.

Sincerely,

A. D. David Mackay
President and Chief Executive Officer

March 19, 2007

SHAREOWNER PROPOSALS

We expect the following proposals (Proposal 3 and Proposal 4 on the proxy card and voting instruction card) to be presented by Shareowners at the annual meeting. Names, addresses and share holdings of the various Shareowner proponents and, where applicable, of co–filers, will be supplied upon request.

PROPOSAL 3 — SHAREOWNER PROPOSAL RELATING TO SUSTAINABILITY REPORT

Resolution Proposed by Shareowner:

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long–term. According to Innovest, an environmental investment research consultant, major investment firms including ABN–AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long–term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long–term shareholder value...We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2007.

Shareowner's Supporting Statement:

The report should include the company's definition of sustainability, as well as a company–wide review of company policies, practices, and indicators related to measuring long–term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Almost 900 companies use or consult the Guidelines for sustainability reporting.

Kellogg's Response — Statement in Opposition to Proposal:

The Board has considered the above proposal, and believes that it is not in the best interest of the Shareowners. Consequently, the Board recommends that the Shareowners vote against the proposal for the following reasons:

EXHIBIT D

Results of Kellogg Company 2007 Annual Shareowners Meeting for Sustainability Proposal

See attached.

Table of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the quarterly period ended March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ___ to ___

Commission file number 1-4171

KELLOGG COMPANY

State of Incorporation—Delaware   *IRS Employer Identification No.*38-0710690

One Kellogg Square, P.O. Box 3599, Battle Creek, MI 49016-3599

Registrant's telephone number: 269-961-2000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Common Stock outstanding as of April 27, 2007 – 397,613,849 shares

Table of Contents

Item 4. Submission of Matters to a Vote of Security Holders

(a) On April 27, 2007, the Company held its Annual Meeting of Shareowners.

(b) At that Annual Meeting, Benjamin S. Carson, Sr., Gordon Gund, Dorothy A. Johnson and Ann McLaughlin Korologos were re-elected for three-year terms; with John T. Dillon, Claudio X. Gonzalez, James M. Jenness, L. Daniel Jorndt, A. D. David Mackay, Sterling K. Speirn, and Dr. John L. Zabriskie continuing as directors.

(c) Four matters were voted on at such Annual Meeting: the re-election of the four directors described in (b) above; the ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2007; a Shareowner proposal to prepare a sustainability report; and a Shareowner proposal to enact a majority vote requirement for director nominees.
In the election of directors, the following directors received the following votes:

	FOR	WITHHELD
Benjamin S. Carson, Sr.	357,287,657	3,068,109
Gordon Gund	343,518,835	16,836,931
Dorothy A. Johnson	357,263,767	3,091,999
Ann McLaughlin Korologos	342,392,607	17,963,159

In addition, the following matters received the following votes:

	Ratification of Independent Registered Public Accounting Firm	Shareowner Proposal To Prepare a Sustainability Report	Shareowner Proposal To Enact a Majority Vote Requirement
For	353,773,336	17,402,723	100,346,750
Against	5,017,567	281,889,100	220,998,748
Abstain	1,564,860	24,274,906	2,221,230
Broker Non-Vote	—	36,789,036	36,789,037

Item 6. Exhibits

(a) Exhibits:

31.1 Rule 13a-14(e)/15d-14(a) Certification from A.D. David Mackay

31.2 Rule 13a-14(e)/15d-14(a) Certification from John A. Bryant

32.1 Section 1350 Certification from A.D. David Mackey

32.2 Section 1350 Certification from John A. Bryant

Kellogg's®

Gary H. Pilnick
Senior Vice President
General Counsel,
Corporate Development
and Secretary

January 15, 2008

VIA EMAIL AND FEDERAL EXPRESS
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the General Board of Pension and Health Benefits of the United Methodist Church*

Dear Ladies and Gentlemen:

In a letter dated December 12, 2007, we requested that the staff of the Division of Corporation Finance concur that Kellogg Company ("Kellogg") could properly exclude from its proxy materials for its 2008 Annual Shareowners Meeting a shareholder proposal ("the 2008 Proposal") received from the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent").

Enclosed is a letter from Vidette Bullock Mixon, the Proponent's representative, to Kellogg dated January 14, 2008, stating that the Proponent willingly withdraws the 2008 Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the December 12, 2007, no-action request relating to Kellogg's ability to exclude the 2008 Proposal pursuant to Rule 14a-8(i)(12)(ii) under the Securities Exchange Act of 1934. Please do not hesitate to call me at (269) 961-2190 with any questions in this matter.

Sincerely,

Gary H. Pilnick
Senior Vice President, General Counsel,
Corporate Development and Secretary

Enclosures

cc: Vidette Bullock Mixon
Keith S. Crow, P.C. and Robert M. Hayward

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Exhibit A

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
1-800-851-2201
www.gbophb.org

January 14, 2008

Gary Pilnick
Senior Vice President, General Counsel, and Secretary
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

RE: Shareholder Proposal Regarding Supply Chain Sustainability

Dear Gary:

Thank you for taking the time on January 7, 2008 to discuss developments underway at Kellogg concerning the company's corporate sustainability initiatives. Dan Nielsen and I found the conversation very informative, and we were encouraged by your statements indicating Kellogg is committed to increased public reporting on sustainability issues.

The General Board is looking forward to meeting with representatives of your company, including Donna Banks, the Senior Vice President for Innovation and Chief Environmental Officer, to share our thoughts regarding sustainability efforts and how to report on these topics. During this meeting the General Board expects to learn in more detail about the sustainability efforts underway at Kellogg and the company's timeline for making more information publicly available. As we discussed, Kellogg and the General Board will schedule this meeting for a mutually convenient time in 2008, and it will take place in person or by conference call.

Based on our conversation and Kellogg's commitment to meet and share additional information, the General Board willingly withdraws the resolution from consideration at the 2008 annual meeting. Please confirm your agreement with the terms in this letter by signing and returning a copy.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

Agreed: Gary Pilnick
Kellogg Company
By: GARY PILNICK SVP (authorized representative)
Date: 1/14/08

END